Exhibit 99.1

QUARTERLY REPORT

For the quarterly period ended June 30, 2015

UCI Holdings Limited

New Zealand

(Jurisdiction of incorporation or organization)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

Attention: Ricardo Alvergue

1 (847) 482-4165

Certain References

This quarterly report should be read in conjunction with our annual audited consolidated financial statements and related notes, which are included in our 2014 Annual Report on Form 20-F filed with the SEC (as defined herein) on March 4, 2015. In addition, this quarterly report should be read in conjunction with pro forma information presenting the impact of the sale of Wells (as defined herein) and the prepayment of term loans under our Senior Secured Credit Facilities (as defined herein), which is included in our Current Report on Form 6-K filed with the SEC on July 8, 2015. In this quarterly report, unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “Company” refer to Holdings (as defined herein) and its consolidated subsidiaries.

Certain Definitions

In this quarterly report:

“aftermarket” refers to the North American light and heavy-duty vehicle replacement products market.

“Autoparts Holdings” refers to Autoparts Holdings Limited, an affiliate of Rank Group (as defined herein) and ultimately owned by our strategic owner, Mr. Graeme Hart.

“DIFM,” an acronym for “do-it-for-me,” refers to consumers who use professionals to perform the maintenance and repair work needed on their own vehicles.

“DIY,” an acronym for “do-it-yourself,” refers to consumers who themselves perform the maintenance and repair work needed on their vehicles.

“dollars”, “U.S. dollars” and “$” refer to the lawful currency of the United States.

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

“FRAM Group” refers to the automotive consumer products business of Autoparts Holdings.

“GAAP” refers to generally accepted accounting principles in the United States.

“Holdings” refers to UCI Holdings Limited, a New Zealand limited liability company and the indirect parent of UCI International, LLC (formerly UCI International, Inc.).

“NGK” refers to NGK Spark Plug Co., Ltd.

“North America” and “North American” refer to the United States, Mexico and Canada.

“OE” refers to original equipment.

“OEM” refers to original equipment manufacturers.

“OES” refers to original equipment service providers (the service organizations connected with new car dealers).

“OEM/OES” refers to original equipment manufacturers and to original equipment service providers (the service organizations connected with new car dealers).

“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and wholly-owned by Mr. Graeme Hart.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Senior Notes” refers to $400.0 million aggregate principal amount of our 8.625% Senior Notes due 2019 and guarantees thereof issued on January 26, 2011.

“Senior Secured Credit Facilities” refers to (i) a $300.0 million senior secured term loan facility, or the “Senior Secured Term Loan Facility”, and (ii) a $75.0 million senior secured revolving credit facility, or the “Senior Secured Revolving Credit Facility”, each of which was entered into on January 26, 2011.

The “traditional” distribution channel refers to warehouse distributors, jobber stores and professional installers.

“UCI” refers to United Components, LLC (formerly United Components, Inc.), a wholly-owned direct subsidiary of UCI International, LLC (formerly UCI International, Inc.).

“UCI International” refers to UCI International, LLC (formerly UCI International, Inc.), together with its subsidiaries.

“United States” and “U.S.” refer to the United States of America.

“Wells” refers to our vehicle electronics business.

With respect to our customers, “Advance” refers to Advance Stores Company, Inc., including stores acquired by Advance from General Parts International Inc.; “AutoZone” refers to AutoZone, Inc.; and “GM” refers to General Motors Company.

Accounting Principles

Unless otherwise indicated, the financial information in this quarterly report has been prepared on the basis of and in accordance with GAAP.

Forward-Looking Statements

This quarterly report contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations;

•	the economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers;

•	we face competition and increasing pricing pressure in our markets and, therefore, lower-cost production and successful cost savings actions may be required to be able to compete effectively;

•	the shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby decreasing our net sales and reducing our margins;

•	the introduction of new and improved products and services and the shift from domestic to foreign made vehicles poses a potential threat to the aftermarket for light vehicle parts;

•	increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability;

•	entering new markets and developing new products poses commercial risks;

•	our relationship with Advance, AutoZone and GM creates risks associated with concentrated net sales source;

•	our contracts with our customers are generally short-term and do not require the purchase of a minimum amount;

•	the consolidation of our customers can have adverse effects on our business;

•	we could be materially adversely affected by changes or imbalances in currency exchange and other rates;

•	increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our profitability;

•	we may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business;

•	if we are unable to meet future capital requirements, our business may be adversely affected;

•	it may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive;

•	environmental, health and safety laws and governmental regulations may impose significant compliance costs and liabilities on us;

•	our intellectual property may be misappropriated or subject to claims of infringement;

•	time, effort and costs associated with the strategic review currently ongoing could have an adverse effect upon our business;

•	our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Senior Notes;

•	restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility;

•	the outcome of legal proceedings;

•	the risks and uncertainties described under “Part I, Item 3. Key Information — Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects” in our 2014 Annual Report on Form 20-F, filed with the SEC on March 4, 2015; and

•	risks related to other factors discussed in this quarterly report.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this quarterly report in the context of these risks and uncertainties.

PART I — FINANCIAL INFORMATION

ITEM 1. INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim unaudited condensed consolidated financial statements as of June 30, 2015 and for the three and six months ended June 30, 2015 and 2014, the audited condensed consolidated balance sheet as of December 31, 2014 and related notes are attached to this quarterly report beginning at page F-1 hereof and are incorporated by reference into this Item 1.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to us. Our actual results could differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements” and other matters included elsewhere in this quarterly report. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this quarterly report.

Recent Developments

In August 2014, our shareholder advised that it would be undertaking a strategic review of its ownership of our business, as part of a broader strategic review of the commonly-owned automotive aftermarkets businesses (which includes businesses operated by Autoparts Holdings).

On May 5, 2015, we amended our Senior Secured Credit Facilities. Under the amendment, the asset sale covenant was amended to permit asset sales so long as, after giving pro forma effect to such asset sale, our senior secured leverage ratio does not exceed 0.75 to 1.00. The amendment further requires that any net cash proceeds from such asset sales be used to prepay term loans and other pari passu debt and may not be reinvested by us. In addition, the amendment permits us to add and release wholly-owned subsidiaries as additional borrowers of the term loans. All other material terms of the Senior Secured Credit Facilities remained the same, except for certain technical amendments, including amendments to the prepayment notice related to required prepayments with asset sale or debt proceeds.

On May 8, 2015, we announced that we had entered into an agreement to sell Wells to NGK.

On July 1, 2015, we completed the sale of Wells to NGK for proceeds of $251.4 million, subject to certain adjustments based on closing date cash, indebtedness and working capital. On July 1, 2015, we prepaid $241.6 million of term loans under our Senior Secured Term Loan Facility with net proceeds from the sale of Wells.

Our shareholder has advised that the review of its remaining businesses has concluded and we will be retaining ownership of them.

Comparatives

On May 8, 2015, we entered into a conditional agreement to sell Wells to NGK. Wells was classified as a discontinued operation from this date. Accordingly, the presentation of the unaudited condensed consolidated statements of comprehensive income (loss) has been revised as if Wells had been discontinued for the three and six months ended June 30, 2014. In addition, the assets and liabilities related to Wells have been presented as discontinued assets and liabilities in the interim unaudited condensed consolidated balance sheets as of June 30, 2015 and December 31, 2014. We have elected to not revise the interim unaudited condensed consolidated statements of cash flows to split operating, investing and financing activities between continuing and discontinued operations, but instead provide certain required cash flow information. See Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for a more detailed discussion of assets held for sale and discontinued operations.

Overview

We are a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our three product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. For the six months ended June 30, 2015 and the year ended December 31, 2014, 71% and 72%, respectively, of our net sales, including OES channel sales, were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 9,300 unique part numbers.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and a growing heavy-duty aftermarket. Over the last several years, long-term trends have included an increase in oil change service intervals to an average of 6,000 miles due to improved vehicle and product quality and increased usage of synthetic oil, as well as a consumer shift from DIY to DIFM resulting from aggressive pricing by auto maintenance services. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors. These more recent trends have adversely affected our net sales.

The following is a discussion of the key line items included in the financial statements presented below under the heading “Results of Operations.” These are the measures that management utilizes most to assess our results of operations and anticipate future trends and risks in our business.

Components of Comprehensive Income

Net Sales

Net sales, including related party sales to FRAM Group, includes the selling price of our products sold to our customers, less provisions for warranty costs, estimated sales returns, customer allowances and cash discounts. In addition, up-front costs to obtain exclusive contracts and other new business changeover costs are recorded as a reduction to sales, which is customary in our industry. Provisions for sales returns, customer allowances and warranty costs are recorded at the time of sale based upon historical experience, current trends and our expectations regarding future experience. Adjustments to such sales returns, allowances and warranty costs are made as new information becomes available.

As most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that our aftermarket sales are less dependent on economic conditions than our sales to OEMs, due to the generally non-discretionary nature of vehicle maintenance and repair. While many vehicle maintenance and repair expenses are non-discretionary in nature, high gasoline prices and difficult economic conditions can lead to a reduction in miles driven (a key metric in measuring aftermarket performance), which then results in increased time intervals for routine maintenance and vehicle parts lasting longer before needing replacement. Over the last several years, long-term trends have included an increase in oil change service intervals to an average of 6,000 miles due to improved vehicle and product quality and increased usage of synthetic oil, as well as a consumer shift from DIY to DIFM resulting from aggressive pricing by auto maintenance services. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors. These more recent trends have adversely affected our net sales.

Consumers’ driving and vehicle maintenance habits historically have been impacted by fluctuations in crude oil prices and the corresponding fluctuation in retail gasoline prices at the pump, along with general economic conditions. In the last six years, with the exception of a 2.2% decrease in 2011, miles driven increases have been small and intermittent, reflecting the U.S. economy’s slow recovery from the global financial crisis of 2008-09. However, miles driven during the six months ended June 30, 2015 increased 2.8% compared to the six months ended June 30, 2014, reflecting the impact of lower crude oil prices, and thus significantly lower U.S. retail gasoline prices, as well as the continued U.S. economic recovery.

U.S. average gasoline prices have been volatile in recent years. Although U.S. average gasoline prices for the years 2012 and 2013 and for the nine months ended September 2014 were similar overall, within each of those periods gasoline prices showed significant volatility. Over this period, we saw sequential increases in six of the eleven quarters ranging from 1.0% to 8.1%, and decreases ranging from 1.5% to 7.8% in the other five quarters. The spikes in gasoline prices neared record highs in March, April and September 2012. More recently, however, due to lower crude oil prices, U.S. average gasoline prices have fallen to levels not seen since the first quarter of 2009. U.S. average gasoline prices during the three months ended June 30, 2015 decreased 27.5% compared to the three months ended June 30, 2014. U.S. average gasoline prices during the six months ended June 30, 2015 decreased 30.4% compared to the six months ended June 30, 2014.

Based on management estimates, we believe that we have leading market positions in our primary product lines, and we continue to expand our product and service offerings to meet the needs of our customers. We believe that a key competitive advantage is that we have one of the most comprehensive product offerings in the vehicle replacement parts market, consisting of approximately 9,300 parts. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation and reputation for quality and service, makes us a leader in our industry.

We are, and have been, affected by changes in foreign currency exchange rates including Euro, Mexican peso, British pound and Chinese yuan. A strengthening of the U.S. dollar against the other currencies in which we operate means that our non-U.S. operations that buy products from our U.S. factories pay more in local currency to obtain inventory from the United States and the value in U.S. dollars of sales in those countries is reduced. Conversely, a weakening of the U.S. dollar increases the reported cost of our non-U.S. factories, but is offset by the increased value of sales in U.S. dollars of our non-U.S. units. During the six months ended June 30, 2015, the U.S. dollar has on average strengthened against those currencies, decreasing the U.S. dollar value of sales in other countries by $6.4 million. See further discussion under “Item 3. Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Exposure.”

Total net sales to our top three customers (AutoZone, GM and Advance) were 41.9% and 42.7% of our total net sales for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively. We continually make efforts to maintain and strengthen our relationships with these and all of our customers. Because of the sales concentration with these three customers, our failure to maintain favorable relationships with them could result in a significant decrease in our net sales. Even if we maintain our relationships, any changes in the economic terms of these relationships or a change in these customers’ businesses could significantly impact our business.

Cost of Sales

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition, as well as costs to warehouse and distribute products to customers. Such costs include direct and indirect materials (net of vendor considerations), direct and indirect labor costs (including pension, post-retirement and other fringe benefits), supplies, utilities, freight, depreciation, insurance and other costs. Cost of sales also includes all costs to procure, package and ship products which are purchased and resold.

At times, we have historically experienced increases in certain commodities costs and extended supply lead times as a result of suppliers reducing their capacity. In addition, we have experienced longer lead times and expedited freight costs due to logistics constraints in connection with shipping product from China. Continued economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future.

In addition to the potential adverse impact of increasing commodities costs, we may be adversely affected by changes in foreign currency exchange rates, primarily relating to the Euro, Mexican peso, British pound and Chinese yuan. See further discussion under “Item 3: Quantitative and Qualitative Disclosures About Market Risk – Currency Transactions.”

Generally, we attempt to mitigate the effects of cost increases and currency changes via a combination of design changes, material substitution, global resourcing efforts, other cost savings initiatives and increases in the selling prices for our products. With respect to pricing, while the terms of supplier and customer contracts and special pricing arrangements can vary, generally a time lag exists between when we incur increased costs and when we might recover a portion of the higher costs through increased pricing. This time lag typically spans a fiscal quarter or more, depending on the specific situation. We continue to pursue efforts to mitigate the effects of any cost increases; however, there are no assurances that we will be successful. To the extent that we are unsuccessful, our profit margins will be adversely affected, and even if we are successful in maintaining our gross margin dollars, our gross margin percentages will decline. Because of uncertainties regarding future commodities and energy prices, and the success of our mitigation efforts, it is difficult to estimate the impact of changes in commodities and energy costs on future operating results.

We have implemented a number of cost savings initiatives in recent years to align our cost structure with current business levels. These cost savings initiatives were ongoing in 2014 and will continue throughout 2015. Cost savings initiatives have included workforce reductions in both direct and indirect manufacturing headcounts. Tight controls over discretionary spending are a constant focus and are expected to continue. These cost savings actions have helped to offset the adverse impact of higher material costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include personnel salaries and fringe benefits (including pension, post-retirement and other fringe benefits), professional fees, insurance, provisions for doubtful accounts, rent, depreciation, marketing and advertising and information technology costs.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported results.

We believe the following accounting policies are the most critical in that they significantly affect our financial statements, and they require our most significant estimates and complex judgments.

Revenue Recognition

We record sales, including related party sales to FRAM Group, when title has transferred to the customer, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured. Our related party sales to FRAM Group are entered into on an arm’s-length basis documented by product purchase orders.

Some agreements with our customers provide for sales discounts, marketing allowances, return allowances and performance incentives. Any discount, allowance or incentive is treated as a reduction to sales, based on estimates of the criteria that give rise to the discount, allowance or incentive, such as sales volume and marketing spending. We routinely review these criteria and our estimating process and make adjustments as facts and circumstances change.

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. The up-front costs are capitalized and amortized over the life of the contract as a reduction of sales. The cost of returns of products sold by the previous supplier is recorded at the time of obtaining the business if the expected level of returns can be reasonably estimated, otherwise it is recorded as a reduction to net sales as incurred.

New business changeover costs also can include the costs related to removing a customer’s inventory of a competitor’s product and replacing it with our product, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction to sales as incurred.

Our customers have the right to return parts that are covered under our standard warranty within stated warranty periods. Our customers also have the right, in varying degrees, to return excess quantities of product. Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded as a reduction to sales at the time of the related sales. These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts and circumstances that give rise to the revision become known. Any significant increase or decrease in the amount of product returns above or below historical levels could have a material effect on our financial results. Our product returns accrual was $28.2 million at June 30, 2015. A hypothetical 10% increase in the product returns accrual would decrease our pre-tax earnings by $2.8 million.

The table below provides a summary reconciliation of sales to net sales for the three and six months ended June 30, 2015 compared to the three and six months ended June 30, 2014 (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Sales	$211.9	$222.7	$429.0	$442.5
Provision for warranty costs and sales returns	(0.8)	(11.9)	(6.5)	(23.6)
Provision for customer contractual sales deductions	(8.3)	(10.4)	(16.7)	(18.3)
New business costs and other	(1.3)	(0.1)	(3.0)	(2.0)

Net sales	$201.5	$200.3	$402.8	$398.6

Assets and Liabilities Classified as Held For Sale and Discontinued Operations

We classify assets (or disposal groups comprised of assets and liabilities) as held for sale when they are expected to be recovered primarily through sale rather than through continuing use. They are stated at the lower of carrying amount or fair value less costs to sell. Upon reclassification, we cease to depreciate or amortize non-current assets classified as held for sale.

A discontinued operation is a component of our business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale and a strategic shift that will have a major effect on our operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income (loss) is revised as if the operation had been discontinued from the start of the comparative period. As part of the discontinued operations classification, we review the allocation of corporate expenses, interest expense and entity-wide goodwill and intangible assets. In addition, income taxes are calculated on a stand-alone basis for both continuing and discontinued operations.

See Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for a more detailed discussion of assets held for sale and discontinued operations.

Restructuring Charges

We recognize a liability for restructuring charges in the period in which the liability is incurred. These restructuring charges include costs for certain initiatives such as consolidation of operations or facilities, management reorganization, rationalization of non-manufacturing infrastructure, outsourcing of non-core components and asset impairments. See Note 3 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for a more detailed discussion of restructuring charges.

Inventory

We record inventory at the lower of cost or market. Cost is principally determined using standard cost, which approximates the first-in, first-out method. Estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.

Impairment of Goodwill and Identifiable Intangible Assets

Goodwill is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is either a qualitative assessment or a two-step process. If we choose to perform a qualitative assessment and determine that the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. For the two-step process, the first step is to compare the estimated fair value of the business with the recorded net book value (including the goodwill). If the estimated fair value of the business is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value of the business is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the implied fair value of goodwill is calculated as the excess of the fair value of the business over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the book value of the goodwill, the difference is recognized as an impairment loss.

We perform our annual goodwill impairment review as of December 31 each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in determining the cash flows.

As a result of the sale of Wells, we retested the recoverable amount of goodwill as of June 30, 2015 and determined that no impairment existed. See further discussion in Note 6 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Trademarks with indefinite lives are tested for impairment annually as of December 31, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the asset to its fair value. At June 30, 2015, no indicators of impairment have been identified.

We also evaluate those trademarks with indefinite lives to determine whether events and circumstances continue to support the indefinite lives.

Retirement Benefits

Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of pension expense we recognize in future periods.

Post-retirement benefit obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of post-retirement benefit expense we recognize in future periods.

Insurance Reserves

Our insurance policies for workers’ compensation, automobile, product and general liability include high deductibles or self-insured retention (up to $0.5 million per event) for which we are responsible, which are recorded in accrued expenses as incurred. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Our self-insured insurance reserves, including group medical insurance reserves, were $6.4 million as of June 30, 2015. A hypothetical 10% increase in the insurance reserves would decrease our pre-tax earnings by $0.6 million.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carryforwards. We establish valuation allowances against deferred tax assets when the ability to fully utilize these benefits is determined to be uncertain. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in tax expense in the period that includes the enactment date.

We do not provide for U.S. income taxes on undistributed earnings of our non-U.S. subsidiaries that are intended to be permanently reinvested. Where we do not intend to permanently reinvest earnings of our non-U.S. subsidiaries, we provide for U.S. income taxes and non-U.S. withholding taxes, where applicable, on undistributed earnings.

We record a liability for uncertain tax positions when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than “more-likely-than-not.” We also record any interest and penalties related to these uncertain tax positions as a component of income tax (expense) benefit in the interim unaudited condensed consolidated statements of comprehensive income (loss).

Results of Operations

Three Months Ended June 30, 2015 compared with the Three Months Ended June 30, 2014

The following table was derived from Holdings’ interim unaudited condensed consolidated statements of comprehensive income (loss) for the respective periods. Amounts are presented in millions of dollars. As detailed in Note 2 of the interim unaudited condensed consolidated financial statements, the comparative period information has been revised to present Wells as a discontinued operation.

	Three Months Ended June 30,
	2015	2014
Net sales
Third party net sales	$187.2	$186.3
Related party net sales	14.3	14.0

Total net sales	201.5	200.3
Cost of sales	178.6	171.9

Gross profit	22.9	28.4
Gross margin %	11.4%	14.2%
Operating expenses
Selling, general and administrative	(13.6)	(14.0)
Amortization of acquired intangible assets	(4.1)	(4.1)
Restructuring costs, net	(6.4)	(4.3)
Trademark impairment loss	—	(38.0)

Operating loss	(1.2)	(32.0)
Other expense
Interest expense, net	(1.0)	(11.3)
Miscellaneous, net	(1.0)	(0.8)

Loss from continuing operations before income taxes	(3.2)	(44.1)
Income tax (expense) benefit	(15.5)	16.7

Loss from continuing operations	(18.7)	(27.4)
(Loss) income from discontinued operations, net of tax	(12.3)	1.8

Net loss	$(31.0)	$(25.6)

Net sales. Net sales of $201.5 million for the three months ended June 30, 2015 increased $1.2 million, or 0.6%, compared to net sales of $200.3 million for the three months ended June 30, 2014.

Net sales for the three months ended June 30, 2015 and 2014 for our three product lines were as follows (in millions of dollars, except for percentages):

	Three Months Ended June 30,
	2015	%	2014	%
Filtration	$93.2	46%	$90.0	45%
Cooling systems	72.2	36%	68.9	34%
Fuel delivery systems	36.1	18%	41.4	21%

	$201.5	100%	$200.3	100%

Net sales in our filtration product line increased $3.2 million, or 3.5%, primarily the result of $8.2 million of higher volumes in our retail and traditional channels mainly due to sales to a new retail customer, partially offset by $3.1 million of lower volumes in our heavy duty and OEM/OES channels combined and $1.5 million of lower private label pricing. Unfavorable exchange rate changes resulted in a $0.2 million reduction in net sales.

Net sales in our cooling systems product line increased $3.3 million, or 4.8%, primarily due to $4.8 million of higher OEM/OES channel volumes mainly related to OEM projects implemented over the last couple of years, $1.5 million of higher retail channel sales mainly from our non-U.S. operations and $0.8 million from favorable product mix in our retail and OEM/OES channels, partially offset by $0.6 million of lower retail pricing. Unfavorable exchange rate changes resulted in a $3.1 million reduction in net sales.

Net sales in our fuel delivery systems product line decreased $5.3 million, or 12.8%, primarily due to $10.1 million in lower retail channel volumes primarily due to the loss of a customer, $2.3 million in lower OEM/OES channel volumes due to customer volume losses and $0.7 million in lower traditional channel customer pricing and higher new customer changeover costs, partially offset by $4.5 million from favorable product warranty costs including $2.6 million related to customer contract changes and $3.6 million in higher traditional channel volumes mainly due to customer business wins.

Gross profit. Gross profit included special items, which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended June 30,
	2015	2014
Gross profit, as reported	$22.9	$28.4
Adjusted for special items:
New business changeover and sales commitment costs	0.5	0.2
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	—	0.1

Adjusted gross profit	$23.4	$28.7

Adjusted gross profit percentage	11.6%	14.3%

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Excluding special items, adjusted gross profit for the three months ended June 30, 2015 was $23.4 million, or 11.6% of net sales, compared to adjusted gross profit for the three months ended June 30, 2014 of $28.7 million, or 14.3% of net sales.

The lower adjusted gross profit for the three months ended June 30, 2015 compared to the three months ended June 30, 2014 was due to (i) $4.2 million of higher variable manufacturing and distribution costs in our filtration and cooling systems product lines driven by restructuring efforts and new business wins in our filtration product line, (ii) $2.2 million in lower customer pricing across all product lines, (iii) $1.7 million of unfavorable product mix primarily in our filtration product line, (iv) $1.5 million of unfavorable fixed manufacturing cost absorption in our fuel delivery systems product line, (v) $1.4 million from unfavorable volumes primarily in our fuel delivery systems product line and (vi) $0.4 million in unfavorable medical claims experience in our filtration and fuel delivery systems product lines. Partially offsetting these factors were (i) $4.5 million in favorable product warranty costs in our fuel delivery systems product line including the release of $2.6 million of reserves related to contractual changes with current customers and (ii) $3.0 million in improved material costs driven by procurement cost savings initiatives including manufacturing parts in our fuel delivery systems product line that were previously purchased. Unfavorable foreign exchange rate changes resulted in a $1.7 million reduction in gross profit.

Selling, general and administrative expenses. Selling, general and administrative expenses include special items consisting of costs associated with business optimization projects, mostly for professional services, an environmental accrual adjustment and other litigation costs. The following table presents a comparison of adjusted selling, general and administrative expenses after excluding such special items. Adjusted selling, general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended June 30,
	2015	2014
Selling, general and adminstrative expenses, as reported	$13.6	$14.0
Adjust for special items:
Business optimization costs	(0.9)	(0.2)
Environmental accrual adjustment	(0.3)	—
Other litigation costs	(0.1)	—
Miscellaneous non-operating expenses	—	(0.1)

Adjusted selling, general and adminstrative expenses	$12.3	$13.7

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Adjusted selling, general and administrative expenses for the three months ended June 30, 2015 were $12.3 million compared to $13.7 million for the three months ended June 30, 2014. The $1.4 million decrease was primarily the reductions in employee wages and benefits and other related costs. Adjusted selling, general and administrative expenses were 6.1% of net sales for the three months ended June 30, 2015 compared to 6.8% of net sales for the three months ended June 30, 2014.

Amortization of acquired intangible assets. Amortization of acquired intangible assets was $4.1 million for both the three months ended June 30, 2015 and 2014.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Three Months Ended June 30,
	2015	2014
Manufacturing and distribution footprint optimization	$4.3	$2.5
Severance and other termination benefits	1.8	1.8
Impairment of property, plant and equipment	0.3	—

	$6.4	$4.3

2015

In May 2015, we announced a plan to relocate the remainder of the U.S. manufacturing operations of our fuel delivery systems product line, along with associated equipment, to one of our existing Mexican subsidiaries. We accrued $0.5 million in termination benefit costs, incurred $0.2 million in employee retention costs and incurred $0.1 million of equipment relocation and plan execution costs.

We incurred integration and execution costs of $4.0 million and additional equipment impairment charges of $0.3 million associated with a manufacturing and distribution footprint optimization plan, which began in December 2013, that resulted in the closure of one of our U.S. filtration facilities and the transfer of the manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and one facility operated by FRAM Group.

We also recorded employee severance costs of $1.3 million associated with other headcount reductions.

2014

We recorded severance of $0.4 million related to involuntary terminations of employees as part of cost reduction actions.

As part of a manufacturing footprint optimization plan for our fuel delivery systems product line, we incurred $0.5 million of severance costs and $0.3 million of professional costs.

As part of a plan to close one of our U.S. filtration facilities and transfer the manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and another facility operated by FRAM Group, we recorded $2.2 million of equipment relocation and facility closing costs and $0.9 million of termination benefits.

For further discussion of our restructuring activities see Note 3 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Trademark impairment loss. During the three months ended June 30, 2014, we recorded a trademark impairment loss of $38.0 million related to the indefinite-lived trademark intangible assets of our fuel delivery systems product line. The impairment was triggered by forecasted lower branded sales. The lower branded sales reflect the phased-in reduction in sales from a customer that decided to change suppliers and a change by another customer from our branded to private label products, partially offset by incremental volume from new and existing customers. See further discussion in Note 6 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Interest expense, net. Interest expense, net was $1.0 million and $11.3 million for the three months ended June 30, 2015 and 2014, respectively. The decrease was primarily the result of unrealized foreign exchange gains of $9.7 million during the three months ended June 30, 2015 arising from a $102.1 million intercompany loan with one of our U.S. subsidiaries, compared to unrealized foreign exchange losses of $1.2 million during the three months ended June 30, 2014. The decrease was partially offset by $0.4 million of interest on borrowings under the Senior Secured Revolving Credit Facility. For further discussion of the accounting treatment of the foreign currency impact on the intercompany loan see Note 9 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. For both the three months ended June 30, 2015 and 2014, interest expense was $0.7 million on the Senior Secured Term Loan Facility and $8.6 million on the Senior Notes.

Miscellaneous, net. Miscellaneous, net for the three months ended June 30, 2015 and 2014 was $1.0 million and $0.8 million, respectively, which primarily consisted of costs associated with the sale of receivables. The higher expense in the three months ended June 30, 2015, compared to the three months ended June 30, 2014, was due to an increase in the amount of receivables sold.

Income tax benefit (expense). We recorded income tax expense of $15.5 million, or a negative 484.4% effective tax rate, during the three months ended June 30, 2015, on a pre-tax loss from continuing operations of $3.2 million. The effective tax rate differs from the U.S. federal statutory rate principally due to an increase in the valuation allowance on certain deferred tax assets in the U.S. recorded during the quarter, in addition to the provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and withholding taxes on a dividend from our Spanish subsidiary.

We recorded an income tax benefit of $16.7 million, or a 37.9% effective tax rate, during the three months ended June 30, 2014, on a pre-tax loss from continuing operations of $44.1 million. The effective tax rate differs from the U.S. federal statutory rate principally due to state income taxes, non-U.S. tax rate differences and an adjustment from the resolution of transfer price assessments at one of our Chinese subsidiaries between the U.S. and China tax authorities, partially offset by the provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and valuation allowances against certain deferred tax assets.

Discontinued operations, net of tax. We recognized a net loss from discontinued operations, net of tax, of $12.3 million for the three months ended June 30, 2015, compared to net income from discontinued operations, net of tax, of $1.8 million for the three months ended June 30, 2014. The three months ended June 30, 2015 included $6.9 million of costs associated with the sale of Wells and due to unfavorable customer pricing and product mix. For further discussion of our results from discontinued operations, net of tax, see Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Six Months Ended June 30, 2015 compared with the Six Months Ended June 30, 2014

The following table was derived from Holdings’ interim unaudited condensed consolidated statements of comprehensive income (loss) for the respective periods. Amounts are presented in millions of dollars. As detailed in Note 2 of the interim unaudited condensed consolidated financial statements, the comparative period information has been revised to present Wells as a discontinued operation.

	Six Months Ended June 30,
	2015	2014
Net sales
Third party net sales	$373.8	$370.4
Related party net sales	29.0	28.2

Total net sales	402.8	398.6
Cost of sales	367.6	348.0

Gross profit	35.2	50.6
Gross profit %	8.7%	12.7%
Operating expenses
Selling, general and administrative	(27.4)	(28.7)
Amortization of acquired intangible assets	(8.1)	(8.2)
Restructuring costs, net	(6.7)	(8.4)
Trademark impairment loss	—	(38.0)

Operating loss	(7.0)	(32.7)
Other expense
Interest expense, net	(6.7)	(26.7)
Miscellaneous, net	(1.9)	(1.8)

Loss from continuing operations before income taxes	(15.6)	(61.2)
Income tax (expense) benefit	(12.1)	20.4

Loss from continuing operations	(27.7)	(40.8)
(Loss) income from discontinued operations, net of tax	(15.6)	2.7

Net loss	$(43.3)	$(38.1)

Net sales. Net sales of $402.8 million for the six months ended June 30, 2015 increased $4.2 million, or 1.1%, compared to net sales of $398.6 million for the six months ended June 30, 2014.

Net sales for the six months ended June 30, 2015 and 2014 for our three product lines were as follows (in millions of dollars, except for percentages):

	Six Months Ended June 30,
	2015	%	2014	%
Filtration	$184.0	46%	$178.4	45%
Cooling systems	143.6	35%	139.8	35%
Fuel delivery systems	75.2	19%	80.4	20%

	$402.8	100%	$398.6	100%

Net sales in our filtration product line increased $5.6 million, or 3.1%, primarily the result of $13.9 million of higher volumes in our retail and traditional channels mainly due to sales to a new retail customer and a $0.8 million increase in related party sales to FRAM Group, partially offset by $5.3 million of lower volumes in our heavy duty and OEM/OES channels combined and $3.2 million of lower private label pricing. Unfavorable exchange rate changes resulted in a $0.5 million reduction in net sales.

Net sales in our cooling systems product line increased $3.8 million, or 2.7%, primarily due to $8.3 million of higher OEM/OES channel volumes mainly related to OEM projects implemented over the last couple of years, $2.8 million of higher traditional channel sales mainly from our non-U.S. operations and $1.5 million from favorable product mix in our retail and OEM/OES channels, partially offset by $1.4 million of lower retail pricing and higher product warranty costs, $1.0 million of lower retail channel volumes due to the timing of new product rollouts and $0.5 million in lower heavy duty channel volumes. Unfavorable exchange rate changes resulted in a $5.9 million reduction in net sales.

Net sales in our fuel delivery systems product line decreased $5.2 million, or 6.5%, primarily due to $11.1 million in lower retail channel volumes primarily due to the loss of a customer, $5.0 million in lower OEM/OES channel volumes including unfavorable product mix, $1.3 million in lower traditional channel customer pricing and $0.6 million in lower co-manufacturing volumes, partially offset by $6.8 million from favorable product warranty costs, which includes $4.5 million related to customer contract changes, and $6.0 million in higher traditional channel volumes due to existing customer expansion.

Gross profit. Gross profit included special items, which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Six Months Ended June 30,
	2015	2014
Gross profit, as reported	$35.2	$50.6
Adjusted for special items:
New business changeover and sales commitment costs	1.2	1.4
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	—	0.1

Adjusted gross profit	$36.4	$52.1

Adjusted gross profit percentage	9.0%	13.1%

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Excluding special items, adjusted gross profit for the six months ended June 30, 2015 was $36.4 million, or 9.0% of net sales, compared to adjusted gross profit for the six months ended June 30, 2014 of $52.1 million, or 13.1% of net sales.

The lower adjusted gross profit for the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was due to (i) $7.3 million of higher variable manufacturing costs in our filtration and cooling systems product lines, driven by restructuring efforts and new business wins in our filtration product line, (ii) $5.1 million in lower customer pricing across all product lines, (iii) $3.4 million of unfavorable product mix in our filtration product line, (iv) $2.6 million of unfavorable fixed manufacturing cost absorption in our fuel delivery systems product line, (v) $1.8 million in unfavorable medical claims experience in our filtration and fuel delivery systems product lines, (vi) $1.6 million of higher distribution costs in our filtration product line and (vii) $1.6 million from unfavorable volumes primarily in our fuel delivery systems product line in part offset by higher filtration product line volumes. Partially offsetting these factors were (i) $6.4 million in favorable product warranty costs in our fuel delivery systems product line including the release of $4.5 million of reserves related to contractual changes with current customers, and (ii) $4.4 million in improved material costs driven by procurement cost savings initiatives including manufacturing parts in our fuel delivery systems product line that were previously purchased. Unfavorable foreign exchange rate changes resulted in a $3.1 million reduction in gross profit.

Selling, general and administrative expenses. Selling, general and administrative expenses include special items consisting of costs associated with business optimization projects, mostly for professional services, an environmental accrual adjustment and other litigation costs. The following table presents a comparison of adjusted selling, general and administrative expenses after excluding such special items. Adjusted selling, general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Six Months Ended June 30,
	2015	2014
Selling, general and adminstrative expenses, as reported	$27.4	$28.7
Adjust for special items:
Business optimization costs	(1.0)	(0.7)
Environmental accrual adjustment	(0.3)	—
Other litigation costs	(0.2)	—
Miscellaneous non-operating expenses	—	(0.1)

Adjusted selling, general and adminstrative expenses	$25.9	$27.9

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Adjusted selling, general and administrative expenses for the six months ended June 30, 2015 were $25.9 million compared to $27.9 million for the six months ended June 30, 2014. The $2.0 million decrease was primarily the result of reductions in employee wages and benefits and other related expenses. Adjusted selling, general and administrative expenses were 6.4% of net sales for the six months ended June 30, 2015 compared to 7.0% of net sales for the six months ended June 30, 2014.

Amortization of acquired intangible assets. Amortization of acquired intangible assets was $8.1 million and $8.2 million for the six months ended June 30, 2015 and 2014, respectively.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Six Months Ended June 30,
	2015	2014
Manufacturing and distribution footprint optimization	$4.6	$5.2
Severance and other termination benefits	1.8	3.3
Impairment of property, plant and equipment	0.3	—
Gain on sale of land and building	—	(0.1)

	$6.7	$8.4

2015

In May 2015, we announced a plan to relocate the remainder of the U.S. manufacturing operations of our fuel delivery systems product line, along with associated equipment, to one of our existing Mexican subsidiaries. We accrued $0.5 million in termination benefit costs, incurred $0.2 million in employee retention costs and incurred $0.1 million of equipment relocation and plan execution costs.

We incurred integration and execution costs of $4.3 million and additional equipment impairment charges of $0.3 million associated with a manufacturing and distribution footprint optimization plan, which began in December 2013, that resulted in the closure of one of our U.S. filtration facilities and the transfer of the manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and one facility operated by FRAM Group.

We also recorded employee severance costs of $1.3 million associated with other headcount reductions.

2014

We recorded $2.7 million and $1.8 million of equipment relocation and facility closing costs and termination benefits, respectively, associated with the closure of one of our U.S. filtration facilities and the transfer of manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and another facility operated by FRAM Group.

We recorded (i) severance of $0.7 million related to involuntary terminations of employees as part of cost reduction actions and business realignment, (ii) manufacturing footprint optimization costs of $0.5 million related to our filtration product line, (iii) residual closing costs of $0.1 million related to the closure of a China facility in 2013 and (iv) a gain on sale of equipment of $0.1 million associated with our now closed Mexican foundry operations.

As part of a manufacturing footprint optimization plan for our fuel delivery systems product line, we incurred (i) $1.7 million of professional costs, (ii) $0.8 million of severance costs and (iii) $0.2 million of costs associated with asset relocation and installation.

For further discussion of our restructuring activities see Note 3 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Trademark impairment loss. During the six months ended June 30, 2014, we recorded a trademark impairment loss of $38.0 million related to the indefinite-lived trademark intangible assets of our fuel delivery systems product line. The impairment was triggered by forecasted lower branded sales. The lower branded sales reflect the phased-in reduction in sales from a customer that decided to change suppliers and a change by another customer from our branded to private label products, partially offset by incremental volume from new and existing customers. See further discussion in Note 6 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Interest expense, net. Interest expense, net was $6.7 million and $26.7 million for the six months ended June 30, 2015 and 2014, respectively. The decrease was primarily the result of unrealized foreign exchange gains of $14.5 million during the six months ended June 30, 2015 arising from a $102.1 million intercompany loan with one of our U.S. subsidiaries, compared to unrealized foreign exchange losses of $6.4 million during the six months ended June 30, 2014. The decrease was partially offset by $0.7 million of interest on borrowings under the Senior Secured Revolving Credit Facility. For further discussion of the accounting treatment of the foreign currency impact on the intercompany loan see Note 9 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. For both the six months ended June 30, 2015 and 2014, interest expense was $1.4 million on the Senior Secured Term Loan Facility and $17.2 million on the Senior Notes.

Miscellaneous, net. Miscellaneous, net for the six months ended June 30, 2015 and 2014 consisted of $1.9 million and $1.8 million, respectively, of costs associated with the sale of receivables.

Income tax benefit. We recorded income tax expense of $12.1 million, or a negative 77.6% effective tax rate, during the six months ended June 30, 2015, on a pre-tax loss of $15.6 million. The effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances recorded on certain deferred tax assets in the U.S. as well as non-U.S. jurisdictions, provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and withholding taxes on a dividend distribution from our Spanish subsidiary.

We recorded an income tax benefit of $20.4 million, or a 33.3% effective tax rate, during the six months ended June 30, 2014, on a pre-tax loss of $61.2 million. The effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances against certain deferred tax assets, provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and withholding taxes on a dividend distribution from our Spanish subsidiary, partially offset by state income taxes, non-U.S. tax rate differences and an adjustment from the resolution of transfer price assessments at one of our Chinese subsidiaries between the U.S. and China tax authorities.

Discontinued operations, net of tax. We recognized a net loss from discontinued operations, net of tax, of $15.6 million for the six months ended June 30, 2015, compared to net income from discontinued operations, net of tax, of $2.7 million for the six months ended June 30, 2014. The six months ended June 30, 2015 included $7.8 million of costs associated with the sale of Wells and lower volumes mainly due to the loss of a customer, unfavorable customer pricing and product mix, offset in part by material costs savings including transitioning products from purchased to internally manufactured. For further discussion of our results from discontinued operations, net of tax, see Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Additionally, we believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Furthermore, until a business has been sold, certain of our financial covenants are measured using the aggregation of continuing and discontinued operations. Accordingly the table below presents the aggregation of Adjusted EBITDA from continuing operations and discontinued operations.

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the periods presented (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net loss from continuing operations	$(18.7)	$(27.4)	$(27.7)	$(40.8)
Income tax (benefit) expense	15.5	(16.7)	12.1	(20.4)
Net interest expense	1.0	11.3	6.7	26.7
Depreciation and amortization expense	10.2	11.2	21.1	22.0

EBITDA from continuing operations	8.0	(21.6)	12.2	(12.5)
Restructuring costs, net (a)	6.4	4.3	6.7	8.4
Business optimization costs (b)	0.9	0.2	1.0	0.7
New business changeover and sales commitment costs (c)	0.5	0.2	1.2	1.4
Environmental accrual adjustment (d)	0.3	—	0.3	—
Other litigation costs (e)	0.1	—	0.2	—
Trademark impairment loss (f)	—	38.0	—	38.0
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group (g)	—	0.1	—	0.1
Miscellaneous non-operating expenses (h)	—	0.1	—	0.1

Adjusted EBITDA from continuing operations	$16.2	$21.3	$21.6	$36.2
Adjusted EBITDA from discontinued operations	2.1	9.7	5.8	17.9

Adjusted EBITDA	$18.3	$31.0	$27.4	$54.1

Net sales from continuing operations	$201.5	200.3	$402.8	$398.6
Adjusted EBITDA margin from continuing operations	8.0%	10.6%	5.4%	9.1%

(a)	These costs relate to various restructuring actions we have taken to align our cost structure with current market conditions. See Note 3 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for further information regarding our restructuring actions.

(b)	These costs relate to consulting fees for various cost saving projects and to accelerate the manufacture of parts for new model cars previously sourced from external vendors.
(c)	These costs are up-front costs incurred to obtain new business and to extend existing long-term sales commitments. These costs are comprised of costs associated with stocklifts.
(d)	We recorded additional environmental expenses related to legacy manufacturing facilities.
(e)	These costs consist of professional fees for litigation related to a previously settled patent litigation case.
(f)	We recorded a trademark impairment loss related to the indefinite-lived trademark intangible asset of our fuel delivery systems product line. See further discussion in Note 6 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.
(g)	These costs relate to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. See further discussion at “Liquidity and Capital Resources.”
(h)	From time to time, we have incurred costs related to evaluating strategic opportunities including potential merger and acquisition and capital structure activities that are non-operating in nature.

Covenant Compliance

The Senior Secured Credit Facilities require us to maintain a minimum interest coverage ratio and a maximum senior secured leverage ratio and set a maximum level of capital expenditures. The financial ratios are calculated on a trailing four consecutive quarters basis and capital expenditures are measured on a fiscal year basis. As of June  30, 2015, we were in compliance with all covenants.

Liquidity and Capital Resources

Historical Cash Flows

As allowed under Accounting Standards Codification (“ASC”) Subtopic 205-20 – Presentation of Financial Statements – Discontinued Operations, we have elected not to split historical cash flows between continuing and discontinued operations. See Note 3 to the interim unaudited condensed consolidated financial statements for the discontinued operations cash flow disclosures required under ASC Subtopic 205-20.

Six Months Ended June 30, 2015

Net Cash Generated by Operating Activities

Net cash generated by operating activities was $5.6 million. Losses, before deducting depreciation and amortization and other non-cash items, used cash of $22.8 million.

We generated cash of $24.5 million for operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. Decreases in accounts receivable, related party receivables, net and inventories generated cash of $24.5 million, $11.1 million and $7.4 million, respectively. The decrease in the related party receivables, net was primarily from the timing of payments received from FRAM Group for related party filtration product line sales, partially offset by expense recharges. The decrease in accounts receivable was primarily due to customer losses in our fuel delivery systems product line in 2015, lower sales in Wells and an increase in the amount of receivables factored during the three months ended June 30, 2015 compared to the three months ended December 31, 2014, offset in part by a new customer in our filtration product line. The decrease in inventories was primarily due to inventory reduction initiatives in our cooling systems product lines. A decrease in accounts payable resulted in the use of cash of $18.5 million. The decrease in accounts payable was due largely to the payment of Wells’ inventory costs associated with customer product shipped in early 2015. Changes in all other assets and liabilities netted generated $3.9 million of cash. This generation of cash related primarily to (i) $5.0 million for costs associated with the sale of Wells, (ii) $2.9 million in customer rebates, credits and discounts due to timing of payments, (iii) $2.9 million for severance related accruals, (iv) $2.8 million for net increase in our federal tax payable and (v) $1.5 million due to the timing of the interest payment on the Senior Secured Term Loan Facility. These items were partially offset by (i) $7.8 million reduction of product warranty accrual primarily due to contractual changes with current customers, (ii) $2.4 million for timing of payments including salary and wages, vacation, bonuses and employee benefit plan payments and (iii) $1.1 million for timing of VAT payments.

Net Cash Used in Investing Activities

Capital expenditures of $12.1 million were used primarily for cost savings initiatives and additional capital investment requirements for long life-cycle OEM contracts.

Net Cash Provided by Financing Activities

We borrowed $10.0 million under the Senior Secured Revolving Credit Facility and made required quarterly payments totaling $1.5 million on the Senior Secured Term Loan Facility.

Six Months Ended June 30, 2014

Net Cash Used in Operating Activities

Net cash used in operating activities was $21.7 million. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $15.9 million.

We used cash of $25.4 million for operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. Increases in inventories and related party receivables, net resulted in the use of cash of $27.0 million and $4.9 million, respectively. The increase in inventories was primarily due to the build of safety-stock inventory associated with ongoing manufacturing footprint optimization activities in our fuel delivery systems and filtration product lines, higher inventory requirements in our cooling systems product line to meet OEM order requirements and timing of shipment of new product roll-out inventory in our vehicle electronics and fuel delivery systems product lines. The increase in the related party receivables, net was primarily from the timing of payments for related party filtration sales to FRAM Group. An increase in accounts payable generated cash of $5.1 million. The increase in accounts payable was due largely to the build of safety-stock inventory associated with ongoing manufacturing footprint optimization activities in our filtration and fuel delivery systems product lines. A decrease in accounts receivable generated $1.4 million of cash. Changes in all other assets and liabilities netted to a $12.2 million use of cash. This use of cash related primarily to (i) a $5.9 million increase in our federal tax receivable, (ii) $3.6 million for customer returned inventory in transit, (iii) $3.5 million from the timing of payments including professional fees, salary and wages, vacation, bonuses and employee benefit plan payments, (iv) $1.2 million for litigation settlement payments and (v) $1.2 million for the timing of payments for insurance and software license and maintenance fees. These items were partially offset by increases of (i) $2.5 million in customer rebates, credits and discounts due to timing of payments and (ii) $0.9 million for timing of payments for restructuring related activities.

Net Cash Used in Investing Activities

Capital expenditures of $21.5 million were used primarily for manufacturing footprint optimization initiatives in our filtration and fuel delivery systems product lines, additional capital investment requirements for long life-cycle OEM contracts and cost savings initiatives. In addition, we received $0.9 million from the sale of property, plant and equipment.

Net Cash Used in Financing Activities

We made our required quarterly payments totaling $1.5 million on the Senior Secured Term Loan Facility.

Debt Capitalization

At June 30, 2015 and December 31, 2014, we had $43.0 million and $41.5 million of cash and cash equivalents, respectively. Non-U.S. cash balances at June 30, 2015 and December 31, 2014 were $6.8 million and $9.5 million, respectively. During the six months ended June 30, 2015, our Spanish subsidiary distributed cash dividends of $2.4 million to its U.S. parent company.

The following table details our debt outstanding as of June 30, 2015, December 31, 2014 and July 1, 2015, after giving effect for debt prepayments with the net proceeds from the sale of Wells, (in millions):

	June 30,	December 31,	July 1,
	2015	2014	2015
Senior Secured Revolving Credit Facility	$30.0	$20.0	$30.0
Senior Secured Term Loan Facility	286.5	288.0	44.9
Senior Notes	400.0	400.0	400.0
Capital lease obligations	0.2	0.2	0.2
Unamortized original issue discount	(0.2)	(0.3)	(0.2)

	716.5	707.9	474.9
Less:
Current maturities	33.1	23.1	30.1

Long-term debt	$683.4	$684.8	$444.8

Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. Given our current debt level, after giving effect for debt prepayments with the net proceeds from the sale of Wells on July 1, 2015, and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, is expected to be approximately $42.7 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. An increase of 0.25 percentage points (25 basis points) over the Adjusted LIBO Rate floor of 1.5% on our variable interest rate debt would increase our annual interest cost by $0.2 million. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The one month unadjusted LIBO Rate at June 30, 2015 was 0.187%.

Scheduled Maturities

Below is a schedule of required future repayments of all debt outstanding on June 30, 2015 and July 1, 2015, after giving effect for debt prepayments with the net proceeds from the sale of Wells, (in millions).

	June 30, 2015	July 1, 2015
Remainder of 2015	$31.5	$30.1
2016	3.1	0.1
2017	282.1	44.9
2018	—	—
2019	400.0	400.0

	$716.7	$475.1

Management’s Action Plan and Outlook

Our primary sources of liquidity are cash on hand, cash flow from operations, available borrowing capacity under the Senior Secured Revolving Credit Facility and accounts receivable factoring arrangements. Our Senior Secured Revolving Credit Facility matures on January 26, 2016. Prior to its expiration, we expect to replace the facility with a similar type arrangement that has an extended maturity.

Accounts Receivable Factoring

Factoring of customer trade accounts receivable is a significant part of our liquidity. Subject to certain limitations, our Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements. At June 30, 2015, we had factoring relationships arranged by seven customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs due to customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all. If we were not able to factor accounts receivable, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand.

We sold $117.0 million and $122.6 million of receivables during the six months ended June 30, 2015 and 2014, respectively. If receivables had not been factored, $169.6 million and $171.9 million of additional receivables would have been outstanding at June 30, 2015 and December 31, 2014, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way or our liquidity would be reduced by having less cash on hand.

Short-Term and Long-Term Liquidity Outlook

Our wholly-owned subsidiary, UCI International, LLC, is a holding company with no business operations or assets other than the capital stock of UCI. Consequently, UCI International, LLC is dependent on loans, dividends and other payments from UCI and its subsidiaries to make payments of principal and interest in cash on the Senior Notes and the Senior Secured Credit Facilities. As presently structured, UCI and its subsidiaries are the sole source of cash for the payment of cash interest and principal on the Senior Notes and Senior Secured Credit Facilities, and there is no assurance that the cash for those interest and principal payments will be available. In the future, we may also need to refinance all or a portion of the borrowings under the Senior Secured Credit Facilities on or prior to maturity. If refinancing is necessary, there can be no assurance that we will be able to secure such financing on acceptable terms, or at all.

Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness or to fund working capital requirements, capital expenditures and other current obligations will depend on our ability to generate cash from operations and from factoring arrangements discussed above. Such cash generation is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Capital expenditures for 2015 are expected to be approximately $19 million (including our discontinued operations) for cost reduction projects, ongoing capital maintenance and equipment and tooling requirements to accelerate the internal manufacture of high volume parts that are currently being purchased.

Based on our forecasts, we believe that cash flow from operations, available cash and cash equivalents and available borrowing capacity under the Senior Secured Revolving Credit Facility will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for the next twelve months.

Cost Sharing and Manufacturing Arrangements with FRAM Group

On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Graeme Hart, completed the acquisition of FRAM Group. Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, our business and FRAM Group are operated by a common senior management team.

Our business and FRAM Group’s businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive analysis was conducted to identify initial integration opportunities and additional analysis continues to identify potential further integration opportunities. Actions taken to date have resulted in cost savings benefiting both us and FRAM Group. However, we may not be able to achieve the total anticipated cost savings or purchasing benefits in connection with the cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and not be successfully perceived by our customers. We cannot be assured we will be successful in these actions or that the two businesses will perform as anticipated.

As a result of our cost sharing and manufacturing arrangements with FRAM Group, certain FRAM Group production was relocated to our filtration manufacturing locations and certain of our production was relocated to FRAM Group manufacturing locations. We and FRAM Group continue to maintain our own customer relationships and continue to supply our own existing customers. Where FRAM Group production has been relocated to our filtration manufacturing locations, we manufacture and supply product to FRAM Group in order to meet its customer orders. Where our production has been relocated to FRAM Group’s filtration manufacturing locations, FRAM Group manufactures and supplies product to us in order to meet our customer orders. Product purchase orders are entered into by us and FRAM Group on an arm’s-length basis to document the terms of the sale of product between the two related businesses. Based on current forecasts, we expect to produce 32 million units for FRAM Group and FRAM Group is expected to produce 19 million units for us in 2015.

Joint Services Agreement

On July 29, 2011, we entered into a Joint Services Agreement (the “JSA”) with Autoparts Holdings. Under the JSA, we and Autoparts Holdings both agreed to purchase certain administrative services from the other party. The JSA has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The JSA may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The JSA may also be terminated for breach or termination of affiliation. The JSA contains representations, warranties and indemnity obligations customary for agreements of this type. At each anniversary to date, the JSA has automatically renewed for additional one-year periods.

Treasury Policy

Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth in “Management’s Action Plan and Outlook” above.

Off Balance Sheet Arrangements

We do not enter into off balance sheet arrangements other than letters of credit and operating leases in the normal course of business.

Disclosure under Section 13(r) of the Exchange Act

Not applicable.

Recently Adopted Accounting Guidance

See the Recently Adopted Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Recently Issued Accounting Guidance

See the Recently Issued Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk consists of foreign currency exchange rate fluctuations and changes in interest rates.

Foreign Currency Exposure

Currency Translation

As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and Chinese yuan. The results of operations of our non-U.S. subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries, where cost of sales is translated primarily at historical exchange rates. This translation has no impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in currencies other than the U.S. dollar. In 2014, approximately 8% of our net sales were made by our non-U.S. subsidiaries, and our total non-U.S. net sales represented approximately 19% of our total net sales. While these results, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our financial condition or results of operations.

The following table summarizes the potential impact on sales for the year ended December 31, 2014 of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our non-U.S. subsidiaries (in millions):

	2014 Sales	Potential Impact
Euro	$46.0	$4.6
Mexican peso	$24.6	$2.5
British pound	$13.9	$1.4
Chinese yuan	$6.4	$0.6

Sales for the year ended December 31, 2014 are not necessarily indicative of sales expected for the year ending December 31, 2015.

Except for the Chinese subsidiaries, the balance sheets of non-U.S. subsidiaries are remeasured into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the remeasurement are recorded in accumulated other comprehensive loss on our balance sheets. For our Chinese subsidiaries, non-monetary assets and liabilities are remeasured into U.S. dollars at historical rates and monetary assets and liabilities are remeasured into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the remeasurement of the balance sheets of our Chinese subsidiaries are recorded in our statements of comprehensive income (loss).

The following table summarizes the potential impact on net asset values of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our non-U.S. subsidiaries (in millions):

	June 30, 2015
	Net Asset Value	Potential Impact
Euro	$25.2	$2.5
Mexican peso	$10.9	$1.1
British pound	$(1.6)	$(0.2)

Currency Transactions

Currency transaction exposure arises when sales and purchases are made by a company in a currency other than its own functional currency. In 2015, we expect to source approximately $96 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful. A decrease of the Chinese yuan against the U.S. dollar means the cost of goods imported from China that are denominated in Chinese yuan will decrease. Conversely, an increase of the Chinese yuan against the U.S. dollar means the cost of goods imported from China that are denominated in Chinese yuan will increase. The value of the yuan decreased 0.1% during the six months ended June 30, 2015.

In addition, our Mexican operations have currency exposure risk related to U.S.-sourced inventory purchases. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the six months ended June 30, 2015, the Mexican peso weakened 6.5% in relation to the U.S. dollar.

We have a $102.1 million, U.S. dollar denominated, intercompany loan with one of our subsidiaries. A strengthening of the U.S. dollar against the New Zealand dollar means that the equivalent value of the intercompany receivable in New Zealand dollars will increase. Conversely, a weakening of the U.S. dollar against the New Zealand dollar means that the equivalent value of the intercompany receivable in New Zealand dollars will decrease. During the six months ended June 30, 2015, the value of the New Zealand dollar against the U.S. dollar decreased 15.1% and we recognized non-cash unrealized foreign exchange gains of $14.5 million, which are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in interest expense, net. A 10% increase in the relationship of the U.S. dollar to the New Zealand dollar would result in a $9.1 million potential impact from unrealized foreign exchange gains. A 10% decrease in the relationship of the U.S. dollar to the New Zealand dollar would result in an $11.1 million potential impact from unrealized foreign exchange losses. For further discussion of the accounting treatment of the foreign currency impact on the intercompany loan see Note 9 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

We will continue to monitor our transaction exposure to currency rate changes and in the future may enter into currency forward and option contracts to reduce this exposure, as appropriate. As of June 30, 2015, we had no foreign currency contracts outstanding. We do not engage in speculative activities.

Interest Rate Risk

At current debt levels, after giving effect for debt prepayments with the net proceeds from the sale of Wells on July 1, 2015, and borrowing rates, annual interest expense including amortization of deferred financing costs and debt discount is expected to be approximately $42.7 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. If variable interest rates were to increase by 0.25% per annum over the Adjusted LIBO Rate floor, the net impact would be a decrease of approximately $0.1 million in our net income and cash flow. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The one-month unadjusted LIBO Rate at June 30, 2015 was 0.187%.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of June 30, 2015.

Changes in Internal Control Over Financial Reporting

There were no changes in internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the period ended June 30, 2015, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II — OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Product Recall

In January 2014, we were notified by one of our customers that the customer was recalling certain defective parts manufactured by one of our U.S. subsidiaries. On October 30, 2014, we reached agreement with the customer for settlement and full release of claims associated with this recall. We paid the settlement in the amount of $0.6 million on January 30, 2015.

Other Litigation

We are subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

ITEM 1A. RISK FACTORS

There have been no material changes from the risk factors previously disclosed under “Part I, Item 3. Key Information—Risk Factors” in our 2014 Annual Report on Form 20-F, as filed with the SEC on March 4, 2015.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3. DEFAULTS UNDER SENIOR SECURITIES

Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS

Exhibit No.	Description

31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

Rule 13a-14(a) Certification

I, Thomas J. Degnan, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Thomas J. Degnan
Thomas J. Degnan
President and Chief Executive Officer

Date: August 5, 2015

Exhibit 31.2

Rule 13a-14(a) Certification

I, Ricardo F. Alvergue, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Ricardo F. Alvergue
Ricardo F. Alvergue
Chief Financial Officer

Date: August 5, 2015

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended June 30, 2015 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas J. Degnan, as President and Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ Thomas J. Degnan
Thomas J. Degnan
President and Chief Executive Officer

Date: August 5, 2015

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended June 30, 2015 as furnished with the Securities and Exchange Commission on the date hereof, I, Ricardo F. Alvergue, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ Ricardo F. Alvergue
Ricardo F. Alvergue
Chief Financial Officer

Date: August 5, 2015

UCI Holdings Limited

Consolidated Balance Sheets

(in thousands)

	June 30,	December 31,
	2015	2014
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$43,030	$41,468
Accounts receivable, net	130,888	140,762
Related party receivables (Note 12)	11,720	17,185
Inventories (Note 5)	177,083	180,517
Deferred tax assets	12,993	27,009
Discontinued current assets (Note 2)	111,821	133,601
Other current assets	24,501	19,358

Total current assets	512,036	559,900
Property, plant and equipment, net	129,721	138,404
Goodwill	218,170	219,125
Other intangible assets, net (Note 6)	244,329	253,685
Deferred financing costs, net	9,128	11,578
Discontinued long-term assets (Note 2)	177,257	176,051
Other long-term assets	745	1,380

Total assets	$1,291,386	$1,360,123

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$104,708	$111,888
Current maturities of long-term debt (Note 9)	33,063	23,066
Related party payables (Note 12)	4,813	2,450
Product returns liability (Note 8)	28,227	35,736
Interest payable	14,632	13,083
Discontinued current liabilities (Note 2)	31,934	44,628
Accrued expenses and other current liabilities (Note 7)	55,391	39,970

Total current liabilities	272,768	270,821
Long-term debt, less current maturities (Note 9)	683,402	684,798
Pension and other post-retirement liabilities	89,382	90,296
Deferred tax liabilities	46,395	55,695
Long-term related party payables (Note 12)	101	101
Discontinued long-term liabilities (Note 2)	29,142	30,183
Other long-term liabilities	3,542	2,648

Total liabilities	1,124,732	1,134,542
Contingencies (Note 11)
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(96,220)	(52,894)
Accumulated other comprehensive loss (Note 15)	(57,164)	(41,563)

Total shareholder’s equity	166,654	225,581

Total liabilities and shareholder’s equity	$1,291,386	$1,360,123

The accompanying notes are an integral part of these financial statements.

The information presented has been revised to reflect Wells as a discontinued operation. Refer to Note 2 for additional information.

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net sales
Third party net sales	$187,244	$186,276	$373,805	$370,341
Related party net sales (Note 12)	14,325	13,974	29,035	28,227

Total net sales	201,569	200,250	402,840	398,568
Cost of sales	178,732	171,911	367,663	347,982

Gross profit	22,837	28,339	35,177	50,586
Operating expenses
Selling, general and administrative	(13,563)	(13,959)	(27,366)	(28,727)
Amortization of acquired intangible assets	(4,044)	(4,085)	(8,091)	(8,168)
Restructuring costs, net (Note 3)	(6,411)	(4,268)	(6,740)	(8,377)
Trademark impairment loss (Note 6)	—	(38,000)	—	(38,000)

Operating loss	(1,181)	(31,973)	(7,020)	(32,686)
Other expense
Interest expense, net (Note 9)	(1,017)	(11,303)	(6,669)	(26,699)
Miscellaneous, net	(1,017)	(788)	(1,931)	(1,807)

Loss from continuing operations before income taxes	(3,215)	(44,064)	(15,620)	(61,192)
Income tax (expense) benefit	(15,581)	16,658	(12,132)	20,367

Loss from continuing operations	(18,796)	(27,406)	(27,752)	(40,825)
(Loss) income from discontinued operations, net of tax (Note 2)	(12,265)	1,806	(15,574)	2,683

Net loss	(31,061)	(25,600)	(43,326)	(38,142)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(8,636)	973	(16,380)	6,164
Pension and OPEB liability, net of tax of ($232), ($19), ($492) and ($38)	396	32	779	62

Total other comprehensive (loss) income	(8,240)	1,005	(15,601)	6,226

Comprehensive loss	$(39,301)	$(24,595)	$(58,927)	$(31,916)

The accompanying notes are an integral part of these statements.

The information presented has been revised to reflect Wells as a discontinued operation. Refer to Note 2 for additional information.

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net loss attributable to equity holder	$(43,326)	$(38,142)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	24,903	27,263
Amortization of deferred financing costs and debt issuance costs	2,600	1,648
Loss (gain) on sale of property, plant and equipment	79	(141)
Unrealized foreign exchange (gains) losses	(13,202)	6,360
Trademark impairment loss	—	38,000
Asset impairments	335	—
Deferred income taxes	4,520	(18,581)
Amortization of prior service costs and net losses on post-retirement plans	1,272	99
Other non-cash items, net	—	(534)
Changes in operating assets and liabilities:
Accounts receivable	24,548	1,378
Related party receivables, net	11,077	(4,925)
Inventories	7,379	(27,037)
Other current assets	(5,472)	(9,833)
Other assets	539	2,520
Accounts payable	(18,532)	5,145
Accrued expenses and other current liabilities	8,853	(2,476)
Other long-term liabilities	13	(2,423)

Net cash provided by (used in) operating activities	5,586	(21,679)

Cash flows from investing activities:
Capital expenditures	(12,138)	(21,522)
Proceeds from sale of property, plant and equipment	13	893

Net cash used in investing activities	(12,125)	(20,629)

Cash flows from financing activities:
Revolver borrowings	10,000	—
Debt repayments	(1,550)	(1,534)

Net cash provided by (used in) financing activities	8,450	(1,534)
Effect of exchange rate changes on cash	(341)	(13)

Net increase (decrease) in cash and cash equivalents	1,570	(43,855)
Cash and cash equivalents at the beginning of period	44,468	76,619

Cash and cash equivalents at the end of period	$46,038	$32,764

Less: discontinued operations cash and cash equivalents at the end of period	(3,008)

Cash and cash equivalents of continuing operations at the end of period	$43,030

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Changes in Shareholder’s Equity (Unaudited)

(in thousands)

			Accumulated
			Other
	Common	Retained	Comprehensive	Total
	Stock	Deficit	(Loss) Income	Equity
Balance at January 1, 2014	$320,038	$(17,485)	$(6,771)	$295,782
Net loss	—	(38,142)	—	(38,142)
Other comprehensive income, net of tax	—	—	6,226	6,226

Balance at June 30, 2014	$320,038	$(55,627)	$(545)	$263,866

Balance at January 1, 2015	$320,038	$(52,894)	$(41,563)	$225,581
Net loss	—	(43,326)	—	(43,326)
Other comprehensive loss, net of tax	—	—	(15,601)	(15,601)

Balance at June 30, 2015	$320,038	$(96,220)	$(57,164)	$166,654

The accompanying notes are an integral part of these statements.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 1 — GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

UCI Holdings Limited (“Holdings”), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, LLC (formerly UCI International, Inc.), (together with its subsidiaries, “UCI International”). All operations of Holdings are conducted by United Components, LLC (formerly United Components, Inc.) (“UCI”) through its subsidiaries, which is a leading designer, manufacturer and distributor of a broad range of filtration products and fuel delivery and cooling systems products. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.

Basis of Presentation

The accompanying interim unaudited condensed consolidated financial statements include the accounts of Holdings and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements.

The financial statements for the three and six months ended June 30, 2015 and 2014 are unaudited. In the opinion of management, these financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of the collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and other product returns, insurance reserves, income taxes, pensions and other post-retirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

These financial statements should be read in conjunction with the financial statements and notes thereto included in Holdings’ 2014 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 4, 2015.

Operating results for the three and six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

Comparatives

On May 8, 2015, Holdings entered into a conditional agreement to sell its vehicle electronics product line (“Wells”) to NGK Spark Plug Co., Ltd. (“NGK”). Wells was classified as a discontinued operation from this date. Accordingly, the presentation of the interim unaudited condensed consolidated statements of comprehensive income (loss) has been revised as if Wells had been discontinued for the three and six months ended June 30, 2014. In addition, the assets and liabilities related to Wells have been presented as discontinued assets and discontinued liabilities in the interim unaudited condensed consolidated balance sheets as of June 30, 2015 and December 31, 2014. Holdings has elected to not revise the interim unaudited condensed consolidated statements of cash flows to split operating, investing and financing activities between continuing and discontinued operations, but instead provide certain required cash flow information in Note 2 below. See Note 2 for further information on assets held for sale and discontinued operations.

The planned disposal of Wells meets the criteria to be classified as held for sale at June 30, 2015. Also, because the disposal is a major part of Holdings’ operations and financial results, the disposal represents a strategic shift and qualifies for presentation as discontinued operations.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Certain comparative balances for the six months ended June 30, 2014 have been reclassified to conform to the current method of presentation.

Recently Adopted Accounting Guidance

Holdings did not adopt any new accounting guidance during the six months ended June 30, 2015.

Recently Issued Accounting Guidance

In April 2015, the FASB issued an amendment to simplify the presentation of debt issuance costs. Under the new guidance, debt issuance costs will be reported on the balance sheet as a direct deduction from the face amount of the debt, instead of as a separate asset. The amendment is effective for public entities for fiscal years and interim periods within those years, beginning after December 15, 2015. At June 30, 2015 and December 31, 2014, the adoption of this guidance would have reduced both total assets and total liabilities by $9.1 million and $11.6 million, respectively.

NOTE 2 — DISCONTINUED OPERATION

In August 2014, Holdings’ shareholder advised that it would be undertaking a strategic review of its ownership of the business, as part of a broader strategic review of the commonly-owned automotive aftermarkets businesses (which includes businesses operated by Autoparts Holdings Limited (“Autoparts Holdings”).

On May 8, 2015, Holdings announced that it had entered into an agreement to sell Wells to NGK. The transaction closed on July 1, 2015 for proceeds of $251.4 million, subject to certain adjustments based on closing date cash, indebtedness and working capital. Holdings estimates the gain on the sale to be in the range of $10.0 million to $13.0 million.

Holdings’ shareholder has advised that the review of its remaining businesses has concluded and Holdings will be retaining ownership of them.

Assets and Liabilities Classified as Held For Sale

Holdings classifies assets as held for sale (or disposal groups comprised of assets and liabilities) which are expected to be recovered primarily through sale rather than through continuing use. They are stated at the lower of carrying amount or fair value less costs to sell. Upon reclassification, Holdings ceases to depreciate or amortize non-current assets classified as held for sale.

Discontinued Operations

A discontinued operation is a component of Holdings’ business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale and a strategic shift that will have a major effect on Holdings’ operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income (loss) is revised as if the operation had been discontinued from the start of the comparative period.

Upon completion of this review, Holdings determined that the sale of Wells meets the criteria for assets and liabilities held for sale and discontinued operations presentation. Accordingly, the presentation of the interim unaudited condensed consolidated statements of comprehensive income (loss) has been revised as if Wells had been discontinued for the three and six months ended June 30, 2014. In addition, the assets and liabilities related to Wells have been presented as discontinued assets and liabilities in the interim unaudited condensed consolidated balance sheets as of June 30, 2015 and December 31, 2014. Presented in the tables below are details of assets and liabilities and income (loss) related to the Wells’ discontinued business, along with certain information for the interim unaudited condensed consolidated statements of cash flows.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

As part of the discontinued operations presentation, certain assumptions were made around the allocation of goodwill, other intangible assets and interest expense, net as discussed below. In addition, income tax benefit (expense) was allocated to Wells using a stand-alone Wells basis.

•	Goodwill – allocated based upon the proceeds from the Wells sale as a percentage of the overall estimated Holdings’ enterprise fair value;

•	Other Intangible Assets – certain intangibles that are valued on an entity-wide basis, in which Wells retains some value, were allocated based upon the proceeds from the Wells sale as a percentage of the overall estimated Holdings’ enterprise fair value; and

•	Interest Expense, net – Senior Secured Term Loan interest expense and associated debt issuance cost amortization were allocated to discontinued operations based upon the amount of the Senior Secured Term Loan that was required to be prepaid with proceeds from the sale.

Assets and liabilities from discontinued operations were as follows (in millions):

	June 30, 2015	December 31, 2014
Assets
Current
Cash and cash equivalents	$3.0	$3.0
Accounts receivable, net	60.1	75.7
Inventories	45.5	50.4
Deferred tax assets	2.0	3.9
Other current assets	1.2	0.6

Total current assets	111.8	133.6
Long-term
Property, plant and equipment, net	33.7	30.4
Goodwill	89.0	89.0
Other intangible assets, net	54.5	56.7
Other longer term assets	0.1	—

Total long-term assets	177.3	176.1

Total assets	$289.1	$309.7

	June 30, 2015	December 31, 2014
Liabilities
Current
Accounts payable	$20.0	$31.7
Current maturities of long-term debt	0.1	0.1
Product returns liability	1.5	1.9
Accrued expenses and other current liabilities	10.3	10.9

Total current liabilities	31.9	44.6
Long-term
Long-term debt, less current maturities	0.2	0.2
Pension and other post-retirement liabilities	7.5	7.4
Deferred tax liabilities	21.5	22.6

Total long-term liabilities	29.2	30.2

Total liabilities	$61.1	$74.8

Accrued expenses and other current liabilities include rebates, credits and discounts due to customers and employee compensation and benefits liabilities.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Loss) income from discontinued operations was as follows (in millions):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net sales	$41.8	$51.2	$86.1	$104.5
Cost of sales	38.5	39.9	77.1	82.9

Gross profit	3.3	11.3	9.0	21.6
Operating expenses
Selling, general and administrative	(2.8)	(2.6)	(5.9)	(6.0)
Amortization of acquired intangible assets	(0.5)	(1.5)	(2.0)	(2.9)

Operating (loss) income	—	7.2	1.1	12.7
Other expense
Interest expense, net	(4.2)	(3.5)	(7.8)	(7.1)
Miscellaneous, net	(7.4)	(0.7)	(8.9)	(1.2)

(Loss) income from discontinued operations before income taxes	(11.6)	3.0	(15.6)	4.4
Income tax benefit (expense)	(0.7)	(1.2)	—	(1.7)

(Loss) income from discontinued operations	$(12.3)	$1.8	$(15.6)	$2.7

Holdings elected to not revise its condensed consolidated statements of cash flows for discontinued operations. The table below provides selected cash flow items to assist in understanding the impact of the discontinued operations on Holdings’ cash flows (in millions).

	Six months ended June 30,
	2015	2014
Depreciation and amortization	$3.8	$5.2
Amortization of deferred financing costs and debt issuance costs	$1.2	$0.4
Capital expenditures	$4.8	$2.9

NOTE 3 — RESTRUCTURING COSTS, NET

During the three and six months ended June 30, 2015 and 2014, Holdings incurred costs related to various cost reduction activities which are reported in the interim unaudited condensed consolidated statements of comprehensive income (loss) in restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Manufacturing and distribution footprint optimization	$4.3	$2.5	$4.6	$5.2
Severance and other termination benefits	1.8	1.8	1.8	3.3
Impairment of property, plant and equipment	0.3	—	0.3	—
Gain on sale of equipment	—	—	—	(0.1)

	$6.4	$4.3	$6.7	$8.4

In May 2015, Holdings announced a plan to relocate the remainder of the U.S. manufacturing operations of its fuel delivery systems product line, along with associated equipment, to one of its existing Mexican subsidiaries. In addition, certain volume will be transferred to its existing fuel delivery systems operations in China. The plan will impact approximately 240 employees and is expected to be completed by March 31, 2016. Employees will be eligible for termination benefits including severance and medical insurance coverage. The total cost of the plan is estimated to be $7.5 million including $3.6 million for termination benefit costs, $3.3 million for equipment relocation and reinstallation costs, training, project management and other execution costs and $0.6 million in employee retention costs. During the three and six months ended June 30, 2015, Holdings accrued $0.5 million in termination benefit costs, incurred $0.2 million in employee retention costs and incurred $0.1 million of equipment relocation and plan execution costs.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

During the three months ended June 30, 2015 and 2014, Holdings incurred costs associated with a manufacturing and distribution footprint optimization plan, which began in December 2013, that resulted in closure of one of its U.S. filtration facilities and the transfer of the manufacturing capacity, along with associated equipment, to one of Holdings’ existing U.S. facilities and one facility operated by Autoparts Holdings. During the three months ended June 30, 2015, Holdings incurred integration and execution costs of $4.0 million and additional equipment impairment charges of $0.3 million. During the six months ended June 30, 2015, Holdings incurred integration and execution costs of $4.3 million and additional equipment impairment charges of $0.3 million. During the three months ended June 30, 2014, Holdings recorded $2.2 million of equipment relocation and facility closing costs and $0.9 million of termination benefit costs. During the six months ended June 30, 2014, Holdings recorded $2.7 million of equipment relocation and facility closing costs and $1.8 million of termination benefit costs.

During the three and six months ended June 30, 2015, Holdings recorded employee severance costs of $1.3 million associated with headcount reductions.

During the three and six months ended June 30, 2014, Holdings recorded severance of $0.4 million and $0.7 million, respectively, related to involuntary terminations of employees as part of cost reduction actions and business realignment.

During the six months ended June 30, 2014, Holdings incurred manufacturing footprint optimization costs of $0.5 million related to its filtration product line, recorded residual closing costs of $0.1 million related to the closure of a China facility in 2013 and a gain on sale of equipment of $0.1 million associated with its now closed Mexican foundry operations.

During the three and six months ended June 30, 2014, Holdings incurred $0.3 million and $1.7 million, respectively, of professional costs and $0.5 million and $0.8 million, respectively, of severance costs, and during the six months ended June 30, 2014, $0.2 million of asset relocation and installation costs, all as part of a manufacturing footprint optimization plan for its fuel delivery systems product line.

The following table summarizes the activity in accrued restructuring reserves during the six months ended June 30, 2015 and 2014 (in millions):

	Severance Costs	Asset Impairments	Other	Total
Balance at December 31, 2014	$0.2	$—	$—	$0.2
Charges	1.8	0.3	4.6	6.7
Allocation to Autoparts Holdings	1.3	—	—	1.3
Usage	(0.3)	(0.3)	(4.5)	(5.1)

Balance at June 30, 2015	$3.0	$—	$0.1	$3.1

Balance at December 31, 2013	$1.4	$—	$—	$1.4
Charges	3.3	—	5.1	8.4
Usage	(2.4)	—	(5.1)	(7.5)

Balance at June 30, 2014	$2.3	$—	$—	$2.3

At June 30, 2015, the severance and other accruals of $2.1 million and $1.0 million are included in the interim unaudited condensed consolidated balance sheet in accrued expenses and other current liabilities and other long-term liabilities, respectively. At June 30, 2014, the severance accrual is included in the interim unaudited condensed consolidated balance sheet in accrued expenses and other current liabilities. While Holdings retains the obligation, a portion of severance expense accrued during the three and six months ended June 30, 2015 was allocated to Autoparts Holdings under the terms of the JSA (as defined in Note 12) and is included in the related party receivables in the interim unaudited condensed consolidated balance sheet.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 4 — SALES OF RECEIVABLES

Holdings has factoring agreements arranged by seven customers with eight banks. Under these agreements, Holdings has the ability to sell undivided interests in certain of its receivables to the banks which in turn have the right to sell an undivided interest to a financial institution or other third party. Holdings enters into these relationships at its discretion as part of its overall customer agreements and cash management activities. Pursuant to these agreements, $60.4 million and $54.7 million of receivables were sold during the three months ended June 30, 2015 and 2014, respectively, and $117.0 million and $122.6 million of receivables were sold during the six months ended June 30, 2015 and 2014, respectively.

If receivables had not been factored, $169.6 million and $171.9 million of additional receivables would have been outstanding at June 30, 2015 and December 31, 2014, respectively. Holdings retained no rights or interests in the receivables, and has no obligations with respect to the sold receivables. Holdings does not service the receivables after the sales.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies and accounted for as a loss on sale. These costs were $1.0 million and $0.8 million for the three months ended June 30, 2015 and 2014, respectively, and $1.9 million and $1.8 million for the six months ended June 30, 2015 and 2014, respectively. These costs are recorded in the interim unaudited condensed consolidated statements of comprehensive income (loss) in miscellaneous, net.

NOTE 5 — INVENTORIES

The components of inventories were as follows (in millions):

	June 30,	December 31,
	2015	2014
Raw materials	$71.5	$69.0
Work in process	28.0	33.0
Finished products	77.6	78.5

	$177.1	$180.5

NOTE 6 — GOODWILL AND OTHER INTANGIBLE ASSETS

Holdings reviews the carrying amount of goodwill for impairment annually as of December 31 or whenever events or conditions indicate that the net carrying amount may not be recoverable from estimated undiscounted future cash flows. Based upon the financial results for the six months ended June 30, 2015 and the sale of Wells, both of which were considered to be triggering events, Holdings conducted a fair value assessment of its goodwill. The results of the impairment test as of June 30, 2015 determined that the fair value of Holdings exceeded the carrying value of its net assets, therefore no impairment of goodwill was recorded.

The components of other intangible assets were as follows (in millions):

			June 30, 2015				December 31, 2014
	Amortizable	Weighted Average		Accumulated	Effect of Foreign
	Life	Remaining Life	Gross	Amortization	Currency	Net	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	9 years	$207.0	$(71.0)	$(1.9)	$134.1	$142.7
Trademarks	5 years	1 year	0.6	(0.5)	—	0.1	0.1
Trademarks	Indefinite	Indefinite	109.1	—	—	109.1	109.1
Integrated software system	5 years	1 year	7.7	(6.7)	—	1.0	1.8

			$324.4	$(78.2)	$(1.9)	$244.3	$253.7

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

During the three and six months ended June 30, 2014, Holdings recorded a trademark impairment loss of $38.0 million related to the indefinite-lived trademark intangible asset of its fuel delivery systems product line. A decision by a customer to change suppliers and a change by another customer from branded to private label products triggered the need to test the carrying value of this indefinite-lived intangible asset. A discounted cash flow calculation was performed reflecting the revised forecasted net sales information. This identified that the estimated recoverable amount was less than the carrying value. The impairment is recorded in the interim unaudited condensed consolidated statements of comprehensive income (loss) in trademark impairment loss.

The aggregate intangible amortization expense recorded in the interim unaudited condensed consolidated statements of comprehensive income (loss) was $4.4 million and $8.9 million for the three and six months ended June 30, 2015, respectively, and $4.5 million and $8.9 million for the three and six months ended June 30, 2014, respectively.

The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is as follows (in millions):

	Acquired	Integrated
	Intangible	Software
	Assets	System
Remainder of 2015	$8.0	$0.7
2016	16.1	0.3
2017	16.1	—
2018	16.1	—
2019	16.1	—

NOTE 7 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in millions):

	June 30,	December 31,
	2015	2014
Taxes payable	$12.8	$6.2
Rebates, credits and discounts due to customers	11.1	8.2
Insurance	6.4	6.3
Costs to sell discontinued operations	5.0	—
Bonuses	4.1	4.5
Vacation pay	2.7	2.9
Salaries and wages	2.7	2.2
Restructuring reserves	2.1	0.2
Employee benefit plans	2.0	2.6
Professional fees	1.5	0.7
Other	5.0	6.2

	$55.4	40.0

NOTE 8 — PRODUCT RETURNS LIABILITY

The product return liability is comprised of estimated accruals for parts to be returned under warranty and for parts to be returned because of customer excess quantities. Holdings provides warranties for its products’ performance. Warranty periods vary by part. In addition to returns under warranty, Holdings allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While Holdings does not have a

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

contractual obligation to accept excess quantity returns from all customers, common practice for Holdings and the industry is to accept periodic returns of excess quantities from ongoing customers. If a customer elects to cease purchasing from Holdings and change to another vendor, it is industry practice for the new vendor, and not Holdings, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns. Conversely, Holdings assumes responsibility for product returns related to a prior vendor when Holdings obtains a new customer. During the six months ended June 30, 2015, product returns reserves of $4.5 million related to current customers were reduced due to contractual changes, increasing third party and total net sales in the interim unaudited condensed consolidated statements of comprehensive income (loss).

Changes in Holdings’ product returns accrual were as follows (in millions):

	Six Months Ended June 30,
	2015	2014
Beginning of period	$35.7	$36.7
Expenditures	(15.0)	(18.8)
Provisions, net	7.5	19.6

End of period	$28.2	$37.5

NOTE 9 — DEBT

Debt is summarized as follows (in millions):

	June 30,	December 31,
	2015	2014
Senior Secured Revolving Credit Facility	$30.0	$20.0
Senior Secured Term Loan Facility	286.5	288.0
Senior Notes	400.0	400.0
Capital lease obligations	0.2	0.2
Unamortized original issue discount	(0.2)	(0.3)

	716.5	707.9
Less:
Current maturities	33.1	23.1

Long-term debt	$683.4	$684.8

Senior Secured Credit Facilities

On January 26, 2011, Holdings, as a guarantor, and UCI International, LLC, as borrower, entered into a $375.0 million senior secured credit facilities agreement (the “Senior Secured Credit Facilities”) comprised of a $300.0 million senior secured term loan facility due July 26, 2017 (the “Senior Secured Term Loan Facility”) and a $75.0 million senior secured revolving credit facility due January 26, 2016 (the “Senior Secured Revolving Credit Facility”). At June 30, 2015, outstanding borrowings under the Senior Secured Revolving Credit Facility were $30.0 million and letters of credit issued under the Senior Secured Revolving Credit Facility totaled $5.8 million, which reduced the availability under the Senior Secured Revolving Credit Facility to $39.2 million. At December 31, 2014, outstanding borrowings under the Senior Secured Revolving Credit Facility were $20.0 million and letters of credit issued under the Senior Secured Revolving Credit Facility totaled $6.5 million, which reduced the availability under the Senior Secured Revolving Credit Facility to $48.5 million. Holdings’ Senior Secured Revolving Credit Facility matures on January 26, 2016. Prior to its expiration, Holdings expects to replace the facility with a similar type arrangement that has an extended maturity.

The Senior Secured Credit Facilities contain customary covenants that restrict Holdings and its subsidiaries from certain activities. As of June 30, 2015 and December 31, 2014, Holdings and its subsidiaries were in compliance with all applicable covenants. Holdings was not required to make a prepayment based upon the excess cash flow calculation for the year ended December 31, 2014.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

On May 5, 2015, Holdings amended its Senior Secured Credit Facilities. Under the amendment, the asset sale covenant was amended to permit asset sales so long as, after giving pro forma effect to such asset sale, the senior secured leverage ratio of Holdings and its subsidiaries does not exceed 0.75 to 1.00. The amendment further requires that any net cash proceeds from such asset sales be used to prepay term loans and other pari passu debt and may not be reinvested by Holdings and its subsidiaries. In addition, the amendment permits Holdings to add and release wholly-owned subsidiaries as additional borrowers of the term loans. All other material terms of the Senior Secured Credit Facilities remained the same, except for certain technical amendments, including amendments to the prepayment notice related to required prepayments with asset sale or debt proceeds.

On July 1, 2015, Holdings prepaid $241.6 million of term loans under its Senior Secured Term Loan Facility with the net proceeds from the sale of Wells. The prepayment was applied to the amount of scheduled amortization payments in 2015, with the remaining portion allocated pro-rata to scheduled payments in subsequent years.

Senior Notes

On January 26, 2011, UCI International, LLC issued $400.0 million aggregate principal amount of 8.625% Senior Notes due 2019 (the “Senior Notes”). The Senior Notes are guaranteed on a senior basis by Holdings and certain of its subsidiaries. The Senior Notes bear interest at a rate of 8.625% per annum, and interest is payable semi-annually on February 15 and August 15. As of June 30, 2015 and December 31, 2014, Holdings and its subsidiaries were in compliance with all applicable covenants.

Future repayments

Below is a schedule of required future repayments of all debt outstanding on June 30, 2015 (in millions).

Remainder of 2015	$31.5
2016	3.1
2017	282.1
2018	—
2019	400.0

$716.7

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Interest expense, net

The following table provides the detail of net interest expense for the respective periods (in millions). No interest was capitalized during the six months ended June 30, 2015. Capitalized interest was $0.1 million for the six months ended June 30, 2014.

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Interest expense
Senior Secured Revolving Credit Facility	$0.4	$—	$0.7	$—
Senior Secured Term Loan Facility	0.7	0.7	1.4	1.4
Senior Notes	8.6	8.6	17.2	17.2
Other	0.3	0.2	0.5	0.6
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.2	0.2	0.3	0.2
Senior Notes	0.4	0.3	0.8	0.6
Senior Secured Revolving Credit Facility	0.1	0.1	0.2	0.2
Original issue discounts	—	0.1	0.1	0.2
Unrealized foreign exchange (gains) losses	(9.7)	1.2	(14.5)	6.4

Total interest expense	1.0	11.4	6.7	26.8
Interest income	—	(0.1)	—	(0.1)

Interest expense, net	$1.0	$11.3	$6.7	$26.7

Holdings has a $102.1 million, U.S. dollar denominated, intercompany loan with one of its U.S. subsidiaries. The non-cash unrealized foreign exchange gains arose from a strengthening of the U.S. dollar against the New Zealand dollar in 2015 and the non-cash foreign exchange losses arose from a weakening of the U.S. dollar against the New Zealand dollar in 2014. The intercompany loan is eliminated upon consolidation, but in accordance with GAAP the impact of currency exchange rate fluctuations is recorded in interest expense, net in the interim unaudited condensed consolidated statements of comprehensive income (loss).

NOTE 10 — EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

The following are the components of net periodic pension expense (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Service cost	$0.2	$0.1	$0.3	$0.3
Interest cost	3.0	2.9	6.1	5.9
Expected return on plan assets	(3.1)	(3.3)	(6.2)	(6.8)
Amortization of prior service costs and unrecognized loss	0.5	—	1.0	—

	$0.6	$(0.3)	$1.2	$(0.6)

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Other Post-retirement Benefits

The following are the components of net periodic other post-retirement expense (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Service cost	$0.1	$0.1	$0.1	$0.2
Interest cost	0.1	0.1	0.3	0.3
Amortization of prior service costs and unrecognized loss	0.1	0.1	0.2	0.1

	$0.3	$0.3	$0.6	$0.6

NOTE 11 — CONTINGENCIES

Insurance Reserves

Holdings purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which Holdings is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which Holdings is responsible are included in the interim unaudited condensed consolidated balance sheets in accrued expenses and other current liabilities. Holdings’ self-insured insurance reserves, including group medical insurance reserves, were $6.4 million and $6.3 million as of June 30, 2015 and December 31, 2014, respectively.

Environmental

Holdings is subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International or its predecessors have been identified as a potentially responsible party, or is otherwise currently responsible, for contamination at three sites. Because all the investigation and analysis has not yet been completed and due to inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on the results of operations for a single quarter.

As of June 30, 2015, environmental liability accruals of $0.4 million and $0.8 million are recorded in accrued expenses and other current liabilities and other long-term liabilities, respectively, in the interim unaudited condensed consolidated balance sheets. At December 31, 2014, environmental liability accruals of $0.4 million and $0.6 million are recorded in accrued expenses and other current liabilities and other long-term liabilities, respectively, in the audited condensed consolidated balance sheets.

Product Recall

In January 2014, Holdings was notified by one of its customers that the customer was recalling certain defective parts manufactured by one of Holdings’ U.S. subsidiaries. On October 30, 2014, Holdings reached an agreement with the customer for settlement and full release of claims associated with this recall. The settlement amount of $0.6 million was paid on January 30, 2015.

Other Litigation

Holdings is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, Holdings believes that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on its financial condition or results of operations.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 12 — RELATED PARTY TRANSACTIONS

Holdings has entered into agreements of indemnification for the benefit of the directors and officers of certain subsidiaries of Holdings, including UCI International, LLC and the guarantors of the Senior Notes and the Senior Secured Credit Facilities.

The immediate parent of Holdings is UCI Holdings (No.1) Limited and the ultimate controlling entity is UCI Holdings (No.2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart.

In addition to the related party transactions discussed below, from time to time, Holdings enters into other transactions with affiliates which are not material to Holdings or its affiliates.

During the three and six months ended June 30, 2015 and 2014, Holdings undertook a number of transactions with the following related party entities under the common ultimate control of Mr. Graeme Hart:

•	Autoparts Holdings

•	Rank Group Limited (“Rank Group”)

•	UCI Holdings (No.2) Limited

	Transaction values				Balance outstanding as of
In millions	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	June 30, 2015	December 31, 2014
Related Party Receivables
Autoparts Holdings
Recharges (credit) of services (a)	$(0.1)	$(1.0)	$2.3	$(2.6)	$(0.1)	$(3.9)
Joint services agreement	2.4	2.5	5.2	5.0	2.8	1.3
Sale of goods	14.3	14.0	29.0	28.2	20.5	23.6
Asset sales	—	—	—	0.3	0.2	0.4
Purchase of goods	(6.1)	(0.9)	(12.5)	(1.8)	(11.7)	(3.9)
State income taxes	—	—	—	—	—	(0.3)

					11.7	17.2
Related Party Payables
Autoparts Holdings
Purchase of goods	0.2	0.1	0.2	0.2	0.6	0.7
Rank Group
Recharges of professional services	1.3	—	2.3	—	3.7	1.7
UCI Holdings (No.2) Limited
Transfer of income tax losses (b)	—	—	0.5	—	0.5	—

Long-Term Related Party Payables					4.8	2.4
Autoparts Holdings
Deferred income taxes	—	—	—	—	0.1	0.1

Unless otherwise disclosed below, the nature and terms of all related party transactions and repayment terms are the same as those disclosed in Holdings’ annual financial statements for the year ended December 31, 2014.

(a)	During the three months ended June 30, 2015 and 2014, Holdings received total credits of $0.1 million and $1.0 million, respectively, and during the six months ended June 30, 2015 and 2014, Holdings incurred recharges of $2.3 million and received credits of $2.6 million, respectively, related to the implementation of the cost sharing and manufacturing arrangements with FRAM Group, business optimization costs (mainly professional fees for various cost saving projects) and to accelerate the manufacture of parts for new model cars previously sourced from external vendors. The amounts in the table are for FRAM Group’s share of these credits and costs.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(b)	During the six months ended June 30, 2015, Holdings received income tax losses in New Zealand from UCI Holdings (No.2) Limited. The balance is payable on normal trade terms.

NOTE 13 — GEOGRAPHIC INFORMATION

Net sales by region were as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
United States	$154.7	$152.6	$311.9	$303.7
Mexico	12.3	9.5	25.1	20.8
Canada	10.9	11.0	20.7	20.7
France	4.3	3.7	7.8	7.5
Germany	3.8	3.8	6.9	7.1
China	3.7	3.0	5.8	5.4
Spain	1.2	2.1	3.1	3.7
United Kingdom	1.2	2.8	2.3	6.2
Other	9.4	11.8	19.2	23.5

	$201.5	$200.3	$402.8	$398.6

Net long-lived assets by country, excluding long-lived assets of discontinued operations, were as follows (in millions):

	June 30,	December 31,
	2015	2014
United States	$531.9	$551.3
China	50.2	50.5
Spain	15.5	17.2
Mexico	3.6	4.3
Other	0.9	0.9

	$602.1	$624.2

NOTE 14 — FAIR VALUE ACCOUNTING

The accounting guidance on fair value measurements uses the term “inputs” to broadly refer to the assumptions used in estimating fair values. It distinguishes between (i) assumptions based on market data obtained from independent third party sources (“observable inputs”) and (ii) Holdings’ assumptions based on the best information available (“unobservable inputs”). The accounting guidance requires that fair value valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy consists of the three broad levels listed below. The highest priority is given to Level 1, and the lowest is given to Level 3.

Level 1 — Quoted market prices in active markets for identical assets or liabilities

Level 2 — Inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3 — Unobservable inputs developed using Holdings’ estimates and assumptions, which reflect those that market participants would use when valuing an asset or liability

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

Assets measured at fair value on a non-recurring basis

During the three and six months ended June 30, 2015, as part of the manufacturing and distribution footprint optimization restructuring discussed in Note 2, certain assets were adjusted to their fair values. During the three and six months ended June 30, 2014, Holdings recorded an impairment loss related to the indefinite-lived intangible of its fuel delivery systems product line. See Note 6 for a more detailed discussion.

Commodity price risk management

Exposure to market risk for commodity prices can result in changes in the cost of production. When possible, this risk is mitigated through the use of long-term, fixed-price contracts with suppliers. On January 13, 2014, Holdings entered into a commodity-based derivative financial instrument to acquire 168,310 gallons of diesel fuel ratably during the period February 1, 2014 through January 31, 2015. In addition, on March 19, 2014, April 2, 2014 and July 17, 2014, Holdings entered into commodity-based derivative financial instruments to acquire a total of 168,360 gallons of diesel fuel ratably during the period January 1, 2015 through December 31, 2015. Holdings entered into the contracts to commercially hedge the cost of diesel fuel and did not enter into the contracts for speculative purposes. Holdings elected not to document and account for the contracts as effective hedges for accounting purposes, but rather as financial instruments. The cost of entering into the contracts was nil. Changes in the market values of the fuel hedge contracts are recognized as a component of cost of sales in the interim unaudited condensed consolidated statements of comprehensive income (loss). During the three months ended June 30, 2015 and 2014, the unrealized gains on these contracts were $0.1 million and less than $0.1 million, respectively. During the six months ended June 30, 2015 and 2014, the unrealized gains on these contracts were $0.1 million and less than $0.1 million, respectively.

Fair value of financial instruments

Cash and cash equivalents - The carrying amount of cash equivalents approximates fair value because the original maturity was less than 90 days.

Trade accounts receivable - The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

Trade accounts payable - The carrying amount of trade payables approximates fair value because of their short outstanding terms.

Short-term borrowings - The carrying amount of these borrowings equals fair value because their interest rates reflect current market rates.

Long-term debt - The fair value of the Senior Notes was $358.0 million and $377.1 million at June 30, 2015 and December 31, 2014, respectively. The estimated fair value of these notes was based on recent trades, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

The fair value of the Senior Secured Term Loan Facility was $283.6 million and $285.8 million at June 30, 2015 and December 31, 2014, respectively. The estimated fair value of borrowings under the Senior Secured Term Loan Facility was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.

The estimated fair values of the fuel contracts was $0.1 million at June 30, 2015 and $0.2 million at December 31, 2014, and the changes in the fair values were recorded as components of cost of sales in the interim unaudited condensed consolidated statement of comprehensive income (loss). The estimated fair values of the fuel contracts were based on information provided by an independent third party who participates in the trading market for financial instruments similar to the fuel contracts. Due to the infrequency of trades of similar financial instruments, this input is considered to be Level 2 input.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 15 — ACCUMULATED OTHER COMPREHENSIVE LOSS

The table below presents the changes in accumulated other comprehensive income (loss) by component for the following periods:

	Six Months Ended June 30,
	2015	2014
Foreign currency translation
Beginning of period	$(11.2)	$(1.5)
Net gain (loss) on foreign currency translation	(16.4)	6.2

End of period	(27.6)	4.7

Pension and other post-retirement benefits
Beginning of period	(30.4)	(5.3)
Amortization of unrecognized loss included in net loss, net of tax (a)	0.8	0.1

End of period	(29.6)	(5.2)

Total accumulated other comprehensive loss	$(57.2)	$(0.5)

(a)	These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension expense and net periodic post-retirement expense (see Note 10 for additional details).

NOTE 16 — OTHER INFORMATION

Cash payments

Cash payments for interest and income taxes (net of refunds) were as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Interest	$3.0	$4.3	$24.9	$26.0
Income taxes (net of refunds)	$1.9	$1.7	$3.2	$1.7

Non-U.S. cash

Holdings has its bank accounts with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including cash balances at non-U.S. subsidiaries, at June 30, 2015 and December 31, 2014, were uninsured. Holdings’ non-U.S. subsidiaries had cash balances of $6.8 million and $9.5 million at June 30, 2015 and December 31, 2014, respectively. During the six months ended June 30, 2015 and 2014, Holdings’ Spanish subsidiary distributed cash dividends of $2.4 million and $3.8 million, respectively, to its U.S. parent company. During the six months ended June 30, 2014, one of Holdings’ Mexican subsidiaries distributed cash dividends of $1.8 million to its U.S. parent company.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Income tax matters

During the three months ended June 30, 2015, Holdings recorded income tax expense of $15.5 million, or a negative 484.4% effective tax rate, on a pre-tax loss from continuing operations of $3.2 million. The effective tax rate differs from the U.S. federal statutory rate principally due to an increase in the valuation allowance on certain deferred tax assets in the U.S. recorded during the quarter, in addition to the provision of U.S. deferred income tax expense on undistributed earnings of Holdings’ Spanish subsidiary and withholding taxes on a dividend from Holdings’ Spanish subsidiary. During the six months ended June 30, 2015, Holdings recorded income tax expense of $12.1 million, or a negative 77.6% effective tax rate, on a pre-tax loss from continuing operations of $15.6 million. The effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances recorded on certain deferred tax assets in the U.S.as well as non-U.S. jurisdictions, provision of U.S. deferred income tax expense on undistributed earnings of Holdings’ Spanish subsidiary and withholding taxes on a dividend distribution from Holdings’ Spanish subsidiary.

During the three months ended June 30, 2014, Holdings recorded an income tax benefit of $16.7 million, or a 37.9% effective tax rate, on a pre-tax loss from continuing operations of $44.1 million. The effective tax rate differs from the U.S. federal statutory rate principally due to state income taxes, non-U.S. tax rate differences and an adjustment from the resolution of transfer price assessments at one of Holdings’ Chinese subsidiaries between the U.S. and China tax authorities, partially offset by the provision of U.S. deferred income tax expense on undistributed earnings of Holdings’ Spanish subsidiary and valuation allowances against certain deferred tax assets. During the six months ended June 30, 2014, Holdings recorded an income tax benefit of $20.4 million, or a 33.3% effective tax rate, on a pre-tax loss from continuing operations of $61.2 million. The effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances against certain deferred tax assets, provision of U.S. deferred income tax expense on undistributed earnings of Holdings’ Spanish subsidiary and withholding taxes on a dividend distribution from Holdings’ Spanish subsidiary, partially offset by state income taxes, non-U.S. tax rate differences and an adjustment from the resolution of transfer price assessments at one of Holdings’ Chinese subsidiaries between the U.S. and China tax authorities.

Concentrations of risk

Holdings sells vehicle parts to a wide base of customers primarily in the automotive aftermarket. Holdings has outstanding receivables owed by these customers and to date has experienced no significant collection problems. For the six months ended June 30, 2015, sales to three customers, General Motors Company (“GM”), Advance Stores Company, Inc. (“Advance”), and AutoZone, Inc. (“AutoZone”) accounted for 18.6%, 12.2%, and 11.1% of total net sales, respectively. For the six months ended June 30, 2014, sales to two customers, GM and AutoZone, accounted for 18.4% and 15.7%, respectively, of total net sales. No other customer accounted for more than 10% of total net sales for the six months ended June 30, 2015 and 2014. At June 30, 2015 and December 31, 2014, the receivable balances from GM were $21.6 million and $20.1 million, respectively. At June 30, 2015 and December 31, 2014, the receivable balances from AutoZone were $32.4 million and $49.4 million, respectively. At June 30, 2015 and December 31, 2014, the receivable balances from Advance were $15.2 million and $7.9 million, respectively.

Capital stock

At both June 30, 2015 and December 31, 2014, there were 1,002 ordinary shares of Holdings authorized, issued and outstanding.

NOTE 17 — GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

Certain of Holdings’ subsidiaries have guaranteed UCI International, LLC’s obligations under the Senior Notes described in Note 9.

The condensed financial information that follows includes condensed financial statements for (a) Holdings, which is the parent of UCI International, LLC and a guarantor of the Senior Notes, (b) UCI International, LLC, which is the issuer of the Senior Notes, (c) certain of the U.S. subsidiaries which guarantee the Senior Notes (the “Guarantor Subsidiaries”), (d) the non-U.S. subsidiaries and certain U.S. subsidiaries which do not guarantee the Senior Notes (the “Non-Guarantor Subsidiaries”), and (e) consolidated Holdings. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions.

Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet

June 30, 2015

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Assets
Current assets
Cash and cash equivalents	$43,030	$—	$75	$1,825	$34,340	$6,790
Intercompany receivables - current	—	(232,857)	5,388	160,059	40,319	27,091
Accounts receivable, net	130,888	—	—	—	114,532	16,356
Related party receivables	11,720	—	—	—	11,720	—
Inventories, net	177,083	—	—	—	144,579	32,504
Deferred tax assets	12,993	—	—	—	11,409	1,584
Discontinued current assets	111,821	—	—	—	108,008	3,813
Other current assets	24,501	—	—	2,460	14,083	7,958

Total current assets	512,036	(232,857)	5,463	164,344	478,990	96,096
Property, plant and equipment, net	129,721	—	—	—	87,011	42,710
Investment in subsidiaries	—	(539,736)	76,751	357,607	105,378	—
Goodwill	218,170	—	—	—	192,388	25,782
Other intangible assets, net	244,329	—	—	—	239,653	4,676
Intercompany receivables non-current	—	(102,076)	102,071	—	5	—
Deferred financing costs, net	9,128	—	—	9,128	—	—
Discontinued long-term assets	177,257	(6,976)	—	—	179,783	4,450
Other long-term assets	745	—	—	—	577	168

Total assets	$1,291,386	$(881,645)	$184,285	$531,079	$1,283,785	$173,882

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$104,708	$—	$—	$—	$83,068	$21,640
Current maturities of long-term debt	33,063	—	—	33,000	59	4
Related party payables	4,813	—	4,531	—	(278)	560
Intercompany payables - current	—	(232,857)	(1)	(2)	207,363	25,497
Product returns liability	28,227	—	—	—	27,757	470
Interest payable	14,632	—	—	14,632	—	—
Discontinued current liabilities	31,934	—	—	—	31,438	496
Accrued expenses and other current liabilities	55,391	—	6,125	(3,415)	44,824	7,857

Total current liabilities	272,768	(232,857)	10,655	44,215	394,231	56,524
Long-term debt, less current maturities	683,402	—	—	448,328	235,058	16
Pension and other post-retirement liabilities	89,382	—	—	—	89,207	175
Deferred tax liabilities	46,395	—	—	(38,215)	81,541	3,069
Intercompany payables - non-current	—	(102,076)	—	—	102,071	5
Long-term related party payables	101	—	—	—	101	—
Discontinued long-term liabilities	29,142	(6,976)	6,976	—	28,351	791
Other long-term liabilities	3,542	—	—	—	2,593	949
Total shareholder’s equity (deficit)	166,654	(539,736)	166,654	76,751	350,632	112,353

Total liabilities and shareholder’s equity (deficit)	$1,291,386	$(881,645)	$184,285	$531,079	$1,283,785	$173,882

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2014

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Assets
Current assets
Cash and cash equivalents	$41,468	$—	$75	$2,626	$29,242	$9,525
Intercompany receivables - current	—	(255,603)	2,071	179,121	42,638	31,773
Accounts receivable, net	140,762	—	—	—	121,715	19,047
Related party receivables	17,185	—	—	—	17,185	—
Inventories, net	180,517	—	—	—	148,993	31,524
Deferred tax assets	27,009	—	—	1,466	24,011	1,532
Discontinued current assets	133,601	—	—	—	129,591	4,010
Other current assets	19,358	—	4	2,163	10,029	7,162

Total current assets	559,900	(255,603)	2,150	185,376	523,404	104,573
Property, plant and equipment, net	138,404	—	—	—	95,126	43,278
Investment in subsidiaries	—	(856,463)	128,236	624,722	103,505	—
Goodwill	219,125	—	—	—	192,389	26,736
Other intangible assets, net	253,685	—	—	—	248,229	5,456
Intercompany receivables non-current	—	(100,005)	100,000	—	5	—
Deferred financing costs, net	11,578	—	—	11,578	—	—
Discontinued long-term assets	176,051	(7,265)	—	—	178,925	4,391
Other long-term assets	1,380	—	—	—	681	699

Total assets	$1,360,123	$(1,219,336)	$230,386	$821,676	$1,342,264	$185,133

Liabilities and shareholder’s equity
Accounts payable	$111,888	$—	$—	—	83,104	28,784
Current maturities of long-term debt	23,066	—	—	23,000	59	7
Related party payables	2,450	—	1,706	—	—	744
Intercompany payables - current	—	(255,603)	—	3,160	220,727	31,716
Product returns liability	35,736	—	—	—	35,251	485
Interest payable	13,083	—	—	13,083	—	—
Discontinued current liabilities	44,628	—	—	—	44,283	345
Accrued expenses and other current liabilities	39,970	—	2,940	(6,753)	37,096	6,687

Total current liabilities	270,821	(255,603)	4,646	32,490	420,520	68,768
Long-term debt, less current maturities	684,798	—	—	684,679	101	18
Pension and other post-retirement liabilities	90,296	—	—	—	90,207	89
Deferred tax liabilities	55,695	—	—	(23,729)	75,692	3,732
Intercompany payables - non-current	—	(100,005)	—	—	100,000	5
Long-term related party payables	101	—	—	—	101	—
Discontinued long-term liabilities	30,183	(318)	159	159	29,392	791
Other long-term liabilities	2,648	—	—	—	1,688	960
Total shareholder’s equity (deficit)	225,581	(863,410)	225,581	128,077	624,563	110,770

Total liabilities and shareholder’s equity (deficit)	$1,360,123	$(1,219,336)	$230,386	$821,676	$1,342,264	$185,133

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Three Months Ended June 30, 2015

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$201,569	$(35,366)	$—	$—	$187,607	$49,328
Cost of sales	178,732	(35,366)	—	(13)	172,989	41,122

Gross profit	22,837	—	—	13	14,618	8,206
Operating expenses
Selling, general and administrative	(13,563)	—	—	(161)	(11,331)	(2,071)
Amortization of acquired intangible assets	(4,044)	—	—	—	(3,846)	(198)
Restructuring costs, net	(6,411)	—	—	—	(6,411)	—

Operating (loss) income	(1,181)	—	—	(148)	(6,970)	5,937
Other expense
Interest (expense) income, net	(1,017)	—	9,708	(15,001)	4,267	9
Intercompany interest	—	—	515	5,569	(6,084)	—
Miscellaneous, net	(1,017)	—	47	2	(1,038)	(28)

(Loss) income before income taxes	(3,215)	—	10,270	(9,578)	(9,825)	5,918
Income tax expense	(15,581)	—	(2,877)	(3,124)	(7,662)	(1,918)

(Loss) income before equity in earnings of subsidiaries from continuing operations	(18,796)	—	7,393	(12,702)	(17,487)	4,000

Equity (deficit) in earnings of subsidiaries from continuing operations	—	35,676	(26,189)	(13,487)	4,000	—
(Loss) income from discontinued operations, net of tax	(12,265)	14,887	(12,265)	(46)	(14,792)	(49)

Net (loss) income	$(31,061)	$50,563	$(31,061)	$(26,235)	$(28,279)	$3,951

Comprehensive (loss) income	$(39,301)	$62,299	$(52,930)	$(25,472)	$(27,516)	$4,318

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Three Months Ended June 30, 2014

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$200,250	$(45,784)	$—	$—	$186,484	$59,550
Cost of sales	171,911	(45,784)	—	(20)	168,517	49,198

Gross profit	28,339	—	—	20	17,967	10,352
Operating expenses
Selling, general and administrative	(13,959)	—	(57)	(88)	(11,821)	(1,993)
Amortization of acquired intangible assets	(4,085)	—	—	—	(3,846)	(239)
Restructuring costs, net	(4,268)	—	—	—	(4,134)	(134)
Trademark impairment loss	(38,000)	—	—	—	(38,000)	—

Operating (loss) income	(31,973)	—	(57)	(68)	(39,834)	7,986
Other expense
Interest (expense) income, net	(11,303)	—	(1,119)	(13,761)	3,556	21
Intercompany interest	—	—	504	5,569	(6,011)	(62)
Miscellaneous, net	(788)	—	—	—	(855)	67

(Loss) income before income taxes	(44,064)	—	(672)	(8,260)	(43,144)	8,012
Income tax benefit (expense)	16,658	—	(446)	3,257	16,099	(2,252)

(Loss) income before equity in earnings of subsidiaries from continuing operations	(27,406)	—	(1,118)	(5,003)	(27,045)	5,760
(Loss) income before equity in earnings of subsidiaries from continuing operations	—	41,813	(26,288)	(21,285)	5,760	—
(Loss) income from discontinued operations, net of tax	1,806	(3,614)	1,806	1,806	1,806	2

Net (loss) income	$(25,600)	$38,199	$(25,600)	$(24,482)	$(19,479)	$5,762

Comprehensive (loss) income	$(24,595)	$34,516	$(20,532)	$(24,598)	$(19,595)	$5,614

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Six Months Ended June 30, 2015

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$402,840	$(73,886)	$—	$—	$375,495	$101,231
Cost of sales	367,663	(73,886)	—	(4)	355,146	86,407

Gross profit	35,177	—	—	4	20,349	14,824
Operating expenses
Selling, general and administrative	(27,366)	—	—	(424)	(22,899)	(4,043)
Amortization of acquired intangible assets	(8,091)	—	—	—	(7,691)	(400)
Restructuring costs, net	(6,740)	—	—	—	(6,740)	—

Operating (loss) income	(7,020)	—	—	(420)	(16,981)	10,381
Other expense
Interest (expense) income, net	(6,669)	—	14,496	(29,017)	7,834	18
Intercompany interest	—	—	1,026	11,137	(12,163)	—
Miscellaneous, net	(1,931)	—	47	—	(1,945)	(33)

(Loss) income before income taxes	(15,620)	—	15,569	(18,300)	(23,255)	10,366
Income tax expense	(12,132)	—	(4,361)	(1,007)	(3,415)	(3,349)

(Loss) income before equity in earnings of subsidiaries from continuing operations	(27,752)	—	11,208	(19,307)	(26,670)	7,017

Equity (deficit) in earnings of subsidiaries from continuing operations	—	51,596	(38,960)	(19,653)	7,017	—
(Loss) income from discontinued operations, net of tax	(15,574)	17,524	(15,574)	(46)	(17,230)	(248)

Net (loss) income	$(43,326)	$69,120	$(43,326)	$(39,006)	$(36,883)	$6,769

Comprehensive (loss) income	$(58,927)	$104,546	$(87,385)	$(41,069)	$(38,946)	$3,927

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Six Months Ended June 30, 2014

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$398,568	$(82,989)	$—	$—	$370,308	$111,249
Cost of sales	347,982	(82,989)	—	(26)	337,933	93,064

Gross profit	50,586	—	—	26	32,375	18,185
Operating expenses
Selling, general and administrative	(28,727)	—	(57)	(270)	(24,540)	(3,860)
Amortization of acquired intangible assets	(8,168)	—	—	—	(7,691)	(477)
Restructuring costs, net	(8,377)	—	—	—	(8,134)	(243)
Trademark impairment loss	(38,000)	—	—	—	(38,000)	—

Operating (loss) income	(32,686)	—	(57)	(244)	(45,990)	13,605
Other expense
Interest (expense) income, net	(26,699)	—	(6,360)	(27,487)	7,106	42
Intercompany interest	—	—	996	11,137	(12,009)	(124)
Miscellaneous, net	(1,807)	—	1	—	(1,882)	74

Loss from continuing operations before income taxes	(61,192)	—	(5,420)	(16,594)	(52,775)	13,597
Income tax benefit (expense)	20,367	—	(23)	6,185	17,960	(3,755)

(Loss) income before equity in earnings of subsidiaries from continuing operations	(40,825)	—	(5,443)	(10,409)	(34,815)	9,842
Equity (deficit) in earnings of subsidiaries from continuing operations	—	50,513	(35,382)	(24,973)	9,842	—
(Loss) income from discontinued operations, net of tax	2,683	(5,351)	2,683	2,683	2,683	(15)

Net (loss) income	$(38,142)	$45,162	$(38,142)	$(32,699)	$(22,290)	$9,827

Comprehensive (loss) income	$(31,916)	$23,098	$(9,379)	$(32,836)	$(22,427)	$9,628

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Six Months Ended June 30, 2015

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net cash (used in) provided by operating activities	$5,586	$—		$(9,301)	$12,674	$2,213

Cash flows from investing activities:
Capital expenditures	(12,138)	—	—	—	(9,938)	(2,200)
Proceeds from sale of property, plant	13	—	—	—	13	—
and equipment	—	—	—	—	—	—

Net cash used in investing activities	(12,125)	—	—	—	(9,925)	(2,200)

Cash flows from financing actvities:
Revolver borrowings	10,000	—	—	10,000	—	—
Debt repayments	(1,550)	—	—	(1,500)	(50)	—
Intercompany dividends received (paid)	—	—	—	—	2,368	(2,368)

Net cash provided by (used in) financing activities	8,450	—	—	8,500	2,318	(2,368)
Effect of exchange rate changes on cash	(341)	—	—	—	—	(341)

Net increase (decrease) in cash and cash equivalents	1,570	—	—	(801)	5,067	(2,696)
Cash and cash equivalents at beginning of period	44,468	—	75	2,626	31,945	9,822

Cash and cash equivalents at end of period	$46,038	$—	$75	$1,825	$37,012	$7,126
Less: discontinued operations cash and cash equivalents at the end of the period	(3,008)				(2,672)	(336)

Cash and cash equivalents of continuing operations at the end of period	$43,030	$—	$75	$1,825	$34,340	$6,790

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows (Unaudited)

Six Months Ended June 30, 2014

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net cash (used in) provided by operating activities	$(21,679)	$—	$—	$1,500	$(27,344)	$4,165

Cash flows from investing activities:
Capital expenditures	(21,522)	—	—	—	(17,734)	(3,788)
Proceeds from sale of property, plant and equipment	893	—	—	—	402	491

Net cash used in investing activities	(20,629)	—	—	—	(17,332)	(3,297)
Cash flows from financing activities:
Debt repayments	(1,534)	—	—	(1,500)	(30)	(4)
Intercompany dividends received (paid)	—	—	—	—	5,553	(5,553)

Net cash (used in) provided by financing activities	(1,534)	—	—	(1,500)	5,523	(5,557)
Effect of exchange rate changes on cash	(13)	—	—	—	—	(13)

Net decrease in cash and cash equivalents	(43,855)	—	—	—	(39,153)	(4,702)
Cash and cash equivalents at beginning of period	76,619	—	1	3,026	57,407	16,185

Cash and cash equivalents at end of period	$32,764	$—	$1	$3,026	$18,254	$11,483